UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASH[redacted]N, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 11, 2004

Donald P. McAviney
Corporate Counsel
DuPont Legal, D-8048-2
E.I. du Pont de Nemours and Company
1007 Market Street
Wilmington, DE 19898

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/11/2004

Re: E.I. du Pont de Nemours and Company
Incoming letter dated December 30, 2003

Dear Mr. McAviney:

This is in response to your letter dated December 30, 2003 concerning the shareholder proposal submitted to DuPont by the PACE Workers International Union. Our response is attached to the enclosed photocopy of your correspondence. We also have received a letter from the proponent dated January 27, 2004. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: James H. Dunn
Secretary/Treasurer
PACE Workers International Union
P.O. Box 1475
Nashville, TN 37202

1137191

PACE

January 27, 2004

Paper, Allied-Industrial, Chemical & Energy Workers International Union
AFL-CIO, CLC

Boyd Young
International President

James H. Dunn
Secretary/Treasurer

Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Request by E. I. du Pont de Nemours and Company to omit a shareholder proposal submitted by Paper, Allied-Industrial, Chemical, and Energy Workers International Union

Dear Sir/Madam:

We are writing in response to the December 30, 2003 letter (the "Letter") from E. I. du Pont de Nemours and Company (the "Company"). That letter states the Company's intention to omit from its proxy materials the non-binding shareholder proposal (the "Proposal") submitted by the Paper, Allied-Industrial, Chemical, and Energy Workers International Union (the "Proponent"), which urges the Board of Directors to adopt and implement an enforceable company-wide human rights policy based on the International Labor Organization's Declaration on Fundamental Principles and Rights at Work ("ILO Declaration"). For the reasons set forth below, the Proponent respectfully asks the Division to deny the relief the Company seeks.

As grounds for exclusion the Company relies on Rule 14a-8(i)(3) and Rule 14a-9, dealing with false and misleading statements; Rule 14a-8(i)(7), which applies to matters pertaining to the "ordinary business" of a company; and Rule 14a-8(i)(10), which applies to proposals that have been substantially implemented by the Company. We address each objection in turn below. Although the Proponent believes that the Company's arguments are in the main without merit, the Proponent does not object to making any necessary clarifications or amplifications to the Proposal to address Rule 14a-9 concerns.

1. **Rule 14a-8(i)(3) and Rule 14a-9: Vague, Indefinite and Misleading**

   A. **The Proposal Does Not Contain Materially False and Misleading Statements or Implications Regarding Human Rights Violations**

There is no merit to the Company's argument that the Proposal includes materially false and misleading statements about human rights violations at the Company, thereby justifying exclusion under Rule 14a-8(i)(3) and Rule 14a-9. In particular, the Company erroneously complains that an article referenced in the Proposal, published in the February 23, 2000 issue of Chemical Week, "did not involve either human rights violations or litigation." As the Company itself acknowledges, however, the article referenced settlement with a federal agency of a legal matter involving compliance with federal non-discrimination-in-employment requirements. The Company's Letter explains that an audit by the OFCCP, the federal agency responsible for policing the EEO obligations of federal contractors such as DuPont, "found that a written pre-entry test had an unintended adverse impact on the hiring of women for certain entry level jobs at DuPont's Waynesboro facility."

P.O. Box 1475
Nashville,
Tennessee 37202

phone:
615.834.8590

First, the Proponent submits that the legal matter referenced in the article does in fact fall within the scope of the "human rights" policy advocated in the Proposal. It is a well established principle of federal EEO law that use of an ostensibly "neutral" test or other selection criterion that has an adverse impact on a protected class of applicants, such as female applicants, constitutes prohibited sex discrimination. The term "human rights" as used in the Proposal is commonly understood to encompass freedom from discrimination based on a person's sex. For example, the most well-known document outlining human rights, the United Nations' Universal Declaration of Human Rights (the "Universal Declaration"), explicitly provides in Article 2 that the right to be free from sex discrimination is a fundamental human right: "Everyone is entitled to all the rights and freedoms set forth in this Declaration, without distinction of any kind, such as race, colour, sex, language, religion, political or other opinion, national or social origin, property, birth or other status." (See *http://www.un.org/Overview/rights.html*)

Second, the Proponent submits that it is not at all misleading for the Supporting Statement to refer to the expensive settlement of this one sex discrimination claim in connection with the wholly accurate assertion that "association with workplace human rights violations could expose DuPont to costly and time-consuming litigation." As the Proponent's Statement truthfully reports, resolving even this one alleged instance of sex discrimination without litigation has already cost the Company over $434,000 in payments to 31 victims (without even mentioning any associated legal expenses). Thus, this reference logically and persuasively bolsters the Proponent's point that actual litigation of workplace claims can be costly and time-consuming. Nonetheless, if the Staff deems further clarification necessary, the Proponent would willingly revise the disputed first sentence of the fourth paragraph of the Supporting Statement to read: ". . . an association with workplace human rights violations could expose DuPont to costly and time-consuming litigation *or administrative proceedings*" [new wording in italics].

The Company further argues that the Proposal "impugns DuPont's reputation with a direct implication that DuPont not only tolerates, but actually engages in, human rights violations." As noted above, workplace discrimination such as referenced in the Supporting Statement does in fact fall within the ambit of human rights violations. But in any event, the Proposal could not be clearer in its focus on the *potential reputational harm and ensuing potential financial damage from potential association with workplace human rights violations*.

Finally, the Rules provide no legal justification for excluding the Proposal based on the Company's argument that publication of the Proposal in the Company's proxy material is likely to cause DuPont competitive harm by adversely affecting its ability to attract highly qualified potential employees in the future. That contention, in any event, is contrary to fact. The Proposal clearly articulates the overall benefits for the Company from adopting and implementing an enforceable workplace human rights policy based on the ILO Declaration. In the Proponent's view, and as other enlightened firms have recognized, such a policy would help bolster DuPont's integrity and increase its reputation in the capital markets, while enhancing the Company's attractiveness to highly qualified potential employees in the future.

B. <u>The Proposal's Provisions Are Not in Conflict with Each Other, and the Key Component of the Resolution Is Not Vague and Indefinite</u>

The Company erroneously asserts that the Proposal is vague, indefinite and misleading because shareholders will not know the full extent of what the Proposal requires. In particular, there is no merit to the Company's argument that it is not clear whether the Proponent's resolution is limited to four principles outlined in the proposal, or "whether the intent is that the Company adopt additional policies derived from all 180 ILO Conventions."

The Proponent submits that the Proposal is very clear in its focus on the International Labor Organization's Declaration on Fundamental Principles and Rights at Work (the "ILO Declaration"), and in particular on those Fundamental Conventions that speak to the principles listed in the resolution (which relate to the four principles under which the ILO has grouped its Fundamental Conventions). Although it is true that the ILO has adopted 180 Conventions, the ILO Governing Body decided that eight Conventions should be considered *fundamental* to the rights of human beings at work, the so-called Fundamental ILO Conventions. (See http://www.ilo.org/public/english/standards/norm/whatare/fundam/index.htm) The ILO has organized those Fundamental Conventions under four principles:

Freedom of association

- Freedom of Association and Protection of the Right to Organize Convention, 1948 (No. 87)
- Right to Organize and Collective Bargaining Convention, 1949 (No. 98)

The abolition of forced labour

- Forced Labour Convention, 1930 (No. 29)
- Abolition of Forced Labour Convention, 1957 (No. 105)

Equality

- Discrimination (Employment and Occupation) Convention, 1958 (No. 111)
- Equal Remuneration Convention, 1951 (No. 100)

The elimination of child labour

- Minimum Age Convention, 1973 (No. 138)
- Worst Forms of Child Labour Convention, 1999 (No. 182)

In 1998, the government, employer and worker representatives meeting at the International Labour Conference adopted the ILO Declaration, which covers the same four areas: freedom of association and the right to collective bargaining; the elimination of forced and compulsory labor; the abolition of child labor; and the elimination of discrimination in the workplace.

By asking the Company's Board of Directors to adopt and implement an enforceable company-wide human rights policy based on the ILO Declaration, by structuring the resolution based on the ILO Declaration's four principles, and by specifically referencing the numbered Fundamental Conventions, the Proponent provided adequate guidance to shareholders about the issues to be voted on.

The Company also misreads the last paragraph of the Supporting Statement and wrongly interprets the word "comprehensive" to encompass more than the eight Fundamental Conventions of the ILO Declaration. The fifth paragraph of the Supporting Statement clearly talks about a policy based on the ILO Declaration. For this reason, in the Proponent's view, a "comprehensive policy based on the ILO Declaration" can only mean a policy that includes *all of the eight Conventions specified in the ILO Declaration* and not a subset of them. Nonetheless, the Proponent is willing to further clarify the meaning of the word "comprehensive" in the fifth paragraph of the Supporting Statement, if the Staff deems it necessary.

The Company is equally off base in arguing that the "ILO Conventions are designed and drafted to be adopted by governments, not by manufacturing companies;" that it "will be forced to make numerous subjective interpretations of all the ILO Conventions in its attempt to apply them in an industrial company;" and that "no two shareholders would have the same understanding as to the scope and breath of the human rights policy that might finally be adopted and implemented." Here again, the Company unreasonably misinterprets the Proposal. The Proposal is very clear in that it does not ask the Company to adopt the ILO Conventions themselves. While the ILO Conventions were drafted for adoption by nations, the Proposal urges the Company's Board of Directors to adopt and implement a Companywide policy "based on" the ILO Declaration's four clearly outlined principles. By asking the Board of Directors to adopt and implement a policy based on the ILO Declaration, the Proposal intentionally and reasonably allows the Board and the Company the flexibility they may need in developing such a policy suited to the Company's own circumstances. The Proponent believes, therefore, that the Proposal's "based on" formulation, followed by the enumeration of four specific areas, accompanied by citation to specific ILO Convention numbers, and then rounded out with a supporting statement identifying the areas of concern, provide adequate information to the Proponent's fellow shareholders about the scope and the breath of such a policy.

The Company further takes issue with the phrase "prepare a report ... concerning the implementation of this policy," arguing that this phrase is vague and indefinite. The Company then misinterprets other parts of the Proposal and the Supporting Statement that it believes "indicate that the Proponent really seeks adoption of a report concerning enforcement of the policy." The Proponent submits that the Proposal is sufficiently clear in that it begins by urging the Board of Directors "to adopt and implement an enforceable company-wide human rights policy based on [the ILO Declaration]," and ends with a provision urging the Board "to prepare a report at reasonable cost to shareholders concerning implementation of this policy." The phrase "concerning implementation of this policy" at the end of the Proposals clearly refers to the adoption and implementation of "an enforceable company-wide human rights policy" at the beginning of the proposal. A shareholder would, therefore, have no difficulty in understanding the Proposal.

Nonetheless, the Company argues that the Proposal is vague and indefinite in calling for a report because it "makes no attempt to define, or even outline, the scope of a report." The Company further complains that the proposal "gives no guidance to the Company as to what the shareholders might be willing to accept." The answer to these assertions is that the Proposal is worded in this way because the Proponent does not intend to constrict the Company's Board of Directors or the Company itself in how they may choose to fashion a report concerning implementation of the enforceable human rights policy. Instead, the Proposal provides the Company the flexibility to deal with all the questions it raised in its objection and to report in a manner tailored to the Company's circumstances.

2. Rule 14a-8(i)(7): Ordinary Business Operations

The Company argues that the Proposal should be omitted because it deals with a matter relating to the company's ordinary business operations. The Company's arguments track the objections made in 2002 when the Company sought to exclude a proposal concerned with the adoption of a workplace code of conduct based upon ILO Conventions (*E. I. du Pont de Nemours and Company*, available March 11, 2002). In that prior case, the Staff was unable to concur in the Company's view that the Company may exclude the proposal under Rule 14a-8(i)(7).

In addition to its recycled 2002 objections, the Company complains that "adoption of the ILO Conventions would place the Company at odds with the laws and customs of the Peoples Republic of China." Regarding objections based on alleged conflict with foreign laws, SEC Staff Legal Bulletin 14 notes that companies "should provide a supporting opinion of counsel when the reasons for exclusion are based on matters of state or foreign law. In determining how much weight to afford these opinions, one factor we consider is whether counsel is licensed to practice law in the jurisdiction where the law is at issue." To our knowledge, the Company has not provided any legal opinion from counsel licensed to practice in the Peoples Republic of China.

In addition, in *Marriott International, Inc.* (available March 19, 2002), exactly the same argument was advanced regarding a shareholder proposal similar to the PACE Proposal at issue here. The Staff rejected Marriott's arguments in that case and should follow the same course here.

3. Rule 14a-8(i)(10): Substantially Implemented

The Company argues that it may omit the proposal because it has already substantially implemented the proposal, citing its Mission and Principles and a Business Conduct Guide, as well as the endorsement of the Global Company. Here, again, the Company reiterates unsuccessful arguments made in 2002 when it tried to exclude a proposal concerned with the adoption of a workplace code of conduct based upon ILO Conventions (*E. I. du Pont de Nemours and Company*, available March 11, 2002). In that prior case, the Staff was unable to concur in the Company's view that the Company may exclude the proposal under Rule 14a-8(i)(10).

In addition to the baseless arguments made in 2002, the Company contends that it has substantially implemented the objectives of the Proposal through its adoption and publication of Principles on Child and Forced Labor and its participation in the Global Reporting Initiative (GRI). Although the documents provided by the Company do endorse and adopt certain worthy principles, those documents fail to establish that the Company has "substantially implemented" the Proposal. While the Principles on Child and Forced Labor address some of the principles in the Proposal, other principles encompassed by the Proposal are not addressed at all. For example, there is no reference to the first point in the Proposal, involving the right to form and join trade unions and to bargain collectively.

The Company also says that it supports the Global Reporting Initiative (GRI). While the Company publishes very specific data on a range of issues in *DuPont Economic, Environmental and Social Performance Data In the Global Reporting Initiative Format*, December 2003 (the "GRI Report"), the Company is unspecific in many areas addressed by the Proposal. For example, under the topic "Policies related to human rights related to facilities," the Company's GRI Report says: "There is not a specific policy on human rights; however, the Business Conduct Guide says: 'In the conduct of Company Business, employees should respect the rights and cultural differences of individuals.'" Under the heading "Policies on how human rights performance is monitored," the GRI Report says "information not consolidated for the corporation." *See* www1.dupont.com/dupontglobal/corp/documents/US/en US/news/publications/dupprogress/gri.pdf, page 41

More generally, the Company's response misses the heart of the Proposal, which is to generate a single policy document that explicitly and in one place commits the Company to the enumerated principles, and to provide a report concerning implementation of this policy. The resolution is thus similar to other proposals that the Staff has viewed as appropriate for shareholder action, such as the Sullivan Principles, CERES Principles and McBride Principles, which the Staff deemed appropriate for inclusion regardless of whether a company has an existing policy or code of conduct in place.

We note that the Staff denied relief under Rule 14a-8(i)(10) in *Oracle Corp.* (available August 15, 2000), where Oracle argued against a proposal to adopt a similar set of human rights principles. Oracle unsuccessfully argued that it already had in place its own code and a separate employee handbook, which (along with laws to which Oracle was subject) "sufficiently address the concerns of the Principles." (Inquiry Letter 1, par. 2). *PPG Industries* (available January 22, 2001) is a similar example. There, as here, the Proponent cited specific elements of the resolution that were not addressed in the company's documentation, and the Staff denied no-action relief. The Proponent asks the Staff to follow the same approach here.

Conclusion

In conclusion, the Company should not be permitted to exclude the Proposal under Rule 14a-8(i)(3), Rule 14a-8(i)(7), or Rule 14a-8(i)(10). Should you have any questions, please do not hesitate to call Shawn Gilchrist at 615.831.6723.

Sincerely,

James H. Dunn

c: E. I. DuPont de Nemours and Company

DU PONT®

Donald P. McAviney
DuPont Legal, D-8048-2
1007 Market Street
Wilmington, DE 19898
Telephone: (302) 774-9564
Facsimile: (302) 773-5176

RECEIVED
2003 DEC 31 PM 3:29

December 30, 2003

VIA MESSENGER

United States Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Office of the Chief Counsel
Division of Corporation Finance
Mail Stop 0402, Room 4012

Re: E. I. du Pont de Nemours and Company
Proxy Statement - 2004 Annual Meeting

Ladies and Gentlemen:

On behalf of E. I. du Pont de Nemours and Company ("DuPont"), pursuant to the provisions of Rule 14a-8 of the Securities Exchange Act of 1934, I enclose six copies of a legal opinion in support of DuPont's request for no action regarding the exclusion from its 2004 Annual Meeting Proxy Statement of a shareholder proposal ("Proposal") submitted by the Paper, Allied-Industrial, Chemical and Energy Workers International Union (PACE). In my opinion, the Proposal properly may be omitted from DuPont's proxy statement for the reasons set forth in the enclosed legal opinion. The Proposal is attached as Exhibit A to each of the six copies of the opinion. We request that the Staff not recommend any enforcement action if the Proposal is so omitted.

By copy of this letter and the attached opinion, the proponent is being notified of DuPont's intention to omit the Proposal and supporting statement from its 2004 Annual Meeting Proxy Statement.

If you have any questions or require additional information, please contact me at 302-774-9564 or my colleague, Mary Bowler at 302-774-5303. Thank you for your consideration.

Very truly yours,

Donald P. McAviney

Corporate Counsel

DPM:dmn
Enclosures

cc: James H. Dunn, PACE (with enclosures)

DUPONT®

Donald P. McAviney
DuPont Legal, D-8048-2
1007 Market Street
Wilmington, DE 19898
Telephone: (302) 774-9564
Facsimile: (302) 773-5176

December 30, 2003

VIA MESSENGER
United States Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Office of the Chief Counsel
Division of Corporation Finance
Mail Stop 0402, Room 4012

Re: E. I. du Pont de Nemours and Company Proxy Statement
2004 Annual Meeting

Proposal by Paper, Allied-Industrial, Chemical, and Energy
Workers International Union

Ladies and Gentlemen:

I am writing on behalf of E. I. du Pont de Nemours and Company, a Delaware corporation ("DuPont" or the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, to respectfully request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities Exchange Commission (the "Commission") concur with the Company's view that, for the reasons stated below, the shareholder proposal and supporting statement (collectively the "Proposal") submitted by the Paper, Allied-Industrial, Chemical, and Energy Workers International Union (the "Proponent" or "PACE") may properly be omitted from the proxy statement and form of proxy (the "Proxy Materials") to be distributed by the Company in connection with its 2004 annual meeting of shareholders.

Pursuant to Rule 14a-8(j)(2), I am enclosing six copies of this letter and the Proponent's letter transmitting the Proposal. A copy of this letter is also being sent to the Proponent as notice of the Company's intent to omit the Proposal from the Proxy Materials.

I. The Proposal

The Proposal urges the Board of Directors of DuPont to adopt and implement an enforceable company-wide human rights policy based on a specific set of standards on global workplace practices. The text of the resolution of the Proposal is set forth below, and a copy of the Proposal together with its Supporting Statement is included with this letter as Exhibit A.

Resolved: The shareholders of E. I. du Pont de Nemours and Company ("DuPont") urge the Board of Directors to adopt and implement an enforceable company-wide human rights policy based on the International Labor Organization's Declaration on Fundamental Principles and Rights at Work ("ILO Declaration"), including the following:

- All workers have the right to form and join trade unions and to bargain collectively (Conventions 87 and 98);
- There shall be no discrimination or intimidation in employment. DuPont shall provide equality of opportunity and treatment regardless of race, color, sex, religion, political opinion, age, nationality, social origin or other distinguishing characteristics (Conventions 100 and 111);
- Employment shall be freely chosen. There shall be no use of forced labor, including bonded or voluntary prison labor (Conventions 29 and 105);
- There shall be no use of child labor (Conventions 138 and 182);

and to prepare a report at reasonable cost to shareholders concerning implementation of this policy.

II. The Proposal May be Omitted Pursuant To Rule 14a-8(i)(3) Because it is Vague, Indefinite and Misleading and Therefore in Violation of Rule 14a-9.

A. The Proposal is False and Misleading in its Implication that DuPont Engages in or Tolerates Human Rights Violations Among Its Employees.

The Proposal and the Supporting Statement may properly be omitted from the Company's 2004 Proxy Materials pursuant to Rule 14a-8(i)(3), which allows the exclusion of a shareholder proposal where the proposal or supporting statement is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9, which prohibits materially false or misleading statements in proxy solicitation materials. The note to Rule 14a-9 states that "misleading" materials include "material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation." Unfounded assertions and inflammatory statements representing the unsubstantiated personal opinion of a shareholder have long been viewed as excludable under this provision. **See Philip Morris Companies Inc. (February 7, 1991).** Copies of all no action letters cited herein are attached at Exhibit B.

The Proposal is misleading because the third paragraph of the Supporting Statement makes the assertion that "DuPont faces potentially high risk that it could be associated with workplace *human rights violations* (emphasis added) because of its operations in countries where...labor and human rights are not adequately protected in law and/or practice." In the next paragraph the Proponent continues to develop this theme with the statement that DuPont could benefit from the implementation of this human rights policy because "...an association with workplace *human rights violations* (emphasis added) could expose DuPont to costly and time-consuming litigation." The Proponent then offers an example of the apparent high-cost litigation involving human rights violations that DuPont is experiencing, by citing an article that appeared in the February 23, 2000 issue of Chemical Week. This example is false and highly inflammatory.

The settlement referred to in the Chemical Week article did not involve either human rights violations or litigation. It was a voluntary agreement, without any admission of liability, between DuPont and the Office of Federal Contract Compliance Programs (OFCCP). During a routine audit of DuPont's compliance with its affirmative action and nondiscrimination obligations as a federal government contractor, the OFCCP found that a written pre-entry test had an unintended adverse impact on the hiring of women for certain entry level jobs at DuPont's Waynesboro facility. DuPont worked with the OFCCP to revise its testing procedure and to provide remedies to women whose employment opportunities were adversely affected by the test. In a January 2000 press release, the OFCCP noted that "DuPont, a long-time federal contractor, quickly agreed to resolve the problem" and that "responsible federal contractors such as DuPont are to be commended for working with us to ensure that there is a true and equal employment opportunity for all workers."

DuPont operates in over 70 countries and has a workforce of over 75,000 people. There are few companies with a more diverse workforce than DuPont. Respect for people is a DuPont core value and the Company has worked diligently to provide such an environment to its employees, customers, suppliers and others. The Proposal's attempt to link DuPont with human rights violations is an affront to a company that is recognized worldwide for its respectful workplace environment and the manner in which it treats its employees and other constituencies. The Proposal impugns DuPont's reputation with a direct implication that DuPont not only tolerates, but actually engages in, human rights violations. This is absolutely wrong.

Additionally, DuPont operates in a very competitive environment. Publication of this misleading statement is likely to cause DuPont competitive harm, in that its ability to attract highly qualified potential employees in the future could be detrimentally affected if false statements such as this are permitted to be published in the Company's proxy materials.

Attached to this letter at Exhibit C is a representative listing of the worldwide awards DuPont has received in recent years in recognition of establishing equitable opportunities in the workplace, and a respectful environment for its employees. Similar recognition has been awarded to DuPont in previous years. Also attached at Exhibit C are the following:

- a listing of the educational courses offered to employees which are designed to support DuPont's core values, particularly as they relate to a respectful work environment;
- summary pages about each of the Company's operating regions showing the progress that has been made in the area of People Diversity;
- DuPont's Business Conduct Guide which is available on the Company's website in 18 languages;
- Statement of DuPont's Mission and Principles; and
- DuPont's Principles on Child and Forced Labor which are available on the Company's website.

B. The Proposal is False and Misleading in that Certain of its Provisions are in Conflict with Each Other and the Key Component of the Resolution is Vague and Indefinite.

DuPont believes that the Proposal, inclusive of the Supporting Statement, is vague, indefinite and misleading in several respects.

The Staff consistently has taken the position that a company may exclude a proposal pursuant to Rule 14a-8(i)(3) if the proposal is vague and indefinite and, therefore, potentially misleading. A proposal is sufficiently vague, indefinite and potentially misleading to justify exclusion where "neither the stockholders voting on the proposal, nor the company implementing the proposal (if adopted), would be able to determine with reasonable certainty exactly what measures or action the proposal requires." See **Bristol-Myers Squibb Co. (February 1, 1999)**, wherein the Staff concurred in the omission of a shareholder proposal under Rule 14a-8(i)(3) because the proposal's vagueness, in requesting that shareholders refer certain plans to the board, precluded the shareholders from determining with reasonable certainty either the meaning of the resolution or the consequences of its implementation.

The Proposal is vague, indefinite and misleading for several reasons, the first of which is that shareholders will not know the full extent of what the Proposal requires. The Proposal identifies four broad principles, based on eight cited ILO Conventions that are to be incorporated in the adopted policy. What is not clear is whether the Proponent's resolution is limited to these four principles, or whether the intent is that the Company adopt additional policies derived from all 180 ILO Conventions. However, based on the last paragraph of the Supporting Statement, there is an indication that the Proponent seeks to have the Company include most, if not all, of the 180 ILO Conventions in the human rights policy. The last paragraph contains the following statement:

> In our view, the adoption, implementation and enforcement of a *comprehensive* (emphasis added) policy based on the ILO Declaration would help bolster DuPont's integrity and increase its reputation in the capital markets.

A comprehensive policy based on the ILO Declaration certainly would involve more than the four broad principles and eight ILO Conventions identified by the Proponent. Shareholders should not have to guess as to PACE's intent with respect to the Proposal, and should not have to make individual judgments about vague, conflicting language in the Proposal itself.

Furthermore, the Conventions are designed and drafted to be adopted by governments, not by manufacturing companies. Because the Proposal seeks the adoption of a comprehensive policy based on the ILO Declaration, the Company will be forced to make numerous subjective interpretations of all the ILO Conventions in its attempt to apply them to an industrial company. Due to this fact alone, it is not likely that any two shareholders, when voting on the Proposal, would have the same understanding as to the scope and breadth of the human rights policy that might finally be adopted and implemented.

The second reason the Proposal is misleading is that the resolution includes a requirement that the Company "prepare a report...concerning *implementation* (emphasis added) of this policy." Although this appears to be the primary purpose of the Proposal, the phrase "concerning *implementation* (emphasis added) of this policy" is vague and indefinite. It forces the reader, at best, to interpret other provisions of the Proposal to clarify its meaning, or in the worst case, to guess at its true intent. The Proposal provides several clues which indicate that the Proponent really seeks adoption of a report concerning **enforcement** of the policy. The opening lines of the Proposal "...urge the Board of Directors to adopt and implement *an enforceable* (emphasis added) company-wide human rights policy..." Also, additional insight can be gleaned from the fifth paragraph of the Supporting Statement. That paragraph in part reads as follows:

> "DuPont has taken the first step by signing on to the United Nations' Global Compact, an initiative to encourage global corporations to support basic human rights and environment principles. However, the Global Compact has no enforcement mechanism. We believe an *effective enforcement mechanism* (emphasis added) is the ultimate measure of DuPont's commitment to the Global Compact principles..."

It appears that what the Proponent really seeks is an enforcement mechanism for the principles annunciated in the Global Compact, four of which are virtually identical to the four broad principles contained in the Proposal. Therefore, "implementation" of this policy and "effective enforcement" of the policy apparently must have the same meaning. However, shareholders should not have to go through a series of "mental gymnastics" to try to resolve these conflicts.

On this crucially important aspect of the Proposal, the language is so vague and indefinite as to be meaningless. It calls for a report concerning implementation and enforcement of a human rights policy, but makes no attempt to define, or even outline, the scope of a report that would chronicle effective enforcement, and be acceptable to shareholders. Furthermore, it gives no guidance to the Company as to what the shareholders might be willing to accept. Numerous factors and questions would have to be considered by the Company in attempting to provide a report of the Company's record of implementation and enforcement of the policy that is the subject of the Proposal. The following is an illustrative list of the factors and questions that would have to be addressed and answered to prepare such a report:

> Should the report include all official court proceedings filed against the Company, or only court proceedings determined adversely against it?
>
> Should all settlements be included?
>
> Would it be proper to include settlements in which there is no admission of liability on the part of the Company?
>
> Should the report contain all written complaints made by employees over a stated period of time?
>
> Should the report include complaints that are made, investigated and found to be groundless? Should these situations be reported initially, and then a subsequent report issued indicating they were found to be without merit?
>
> Should the report contain all verbal complaints made to supervisors or to an employee hot-line number?
>
> What about incidents that occur but are not reported by the employee? Would the Company be required to sample the global workforce using statistically valid sampling methods to determine if employees believe they have encountered discrimination, but have chosen not to report it?

The language of the Proposal "concerning implementation of this policy" presents two alternatives. First, the words "implementation" in the resolution and "enforcement" in the Supporting Statement have the same intent and meaning. In this situation, the Proposal fails to provide both the shareholders and the Company with sufficient information to allow them to know what measures or actions the Proposal requires with respect to the requirement of the Company to prepare a report concerning implementation and enforcement of the human rights policy. **Bristol-Myers Squibb (February 1, 1999).** If, on the other hand, the Proponent does not intend the words "implementation" and "enforcement" to have the same meaning, then the shareholders are entitled to know exactly what meaning is attributed to each of these words since they form a vital component of the requested action. In either case the language of the Proposal is confusing to the point of being vague and indefinite.

Based on the foregoing, the Proposal may be omitted Pursuant to Rule 14a-8(i)(3) because it is vague, indefinite and misleading and therefore in violation of Rule 14a-9.

III. The Proposal May be Omitted Pursuant to Rule 14a-8(i)(7) Because it is Related to the Company's Ordinary Business Operations.

A proposal may be excluded from a company's proxy statement pursuant to Rule 14a-8(i)(7) if it "deals with a matter relating to the company's ordinary business operations." In Release No. 34-40018 (May 21, 1998) (the "1998 Release"), accompanying the Commission's 1998 Amendments to Rule 14a-8, the Staff acknowledged that the general underlying policy of the ordinary business operations exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for stockholders to decide how to solve such problems at an annual meeting."

Under the 1998 Amendments to Rule 14a-8, the Staff acknowledged that "there is no brightline test to determine when employment-related shareholder proposals raising social policy issues fall within the scope of the 'ordinary business exclusion'", but noted that the Staff will make reasoned distinctions relying on a case-by-case analysis and taking into account such factors as the nature of the proposal and the circumstances of the company to which it is directed.

The Proposal seeks the Company's commitment to implement and enforce a human rights policy, which is a set of human rights principles incorporating at least eight ILO Conventions. While several of the principles listed in the Proposal, and the corresponding ILO Conventions, address social policy issues, most of the principles are related directly to the Company's ordinary business operations. For example, the first principle in the resolution states that "[A]ll workers have the right to form and join trade unions and to bargain collectively (Conventions 87 and 98)." This activity falls clearly within the Company's responsibilities related to its management and labor relations. Additionally, and more specifically, the ILO Convention that addresses working hours (that the working hours of employees should not exceed 48 hours per week) also clearly relates to the Company's ordinary business operations. The Staff has indicated previously that an employer's policy with respect to employee hours relates to a company's ordinary business operations, and that shareholder proposals relating to such issues may be excluded pursuant to Rule 14a-8(i)(7). See **Intel Corporation (March**

18, 1999). The fact that the principles deal with numerous ordinary business activities cannot be masked by the Proponents intermingling several social policy concerns. See **Wal-Mart Stores, Inc. (March 15, 1999)**, in which the Staff concurred in omitting a shareholder proposal which requested Wal-Mart to report on actions taken to ensure that its suppliers do not, among other things, use child or slave labor, because a single element of the proposal, regarding sustainable living wages, related to ordinary business operations.

In addition to mandating the maximum number of hours an employee may work each week, the ILO Conventions seek to establish the minimum age of employees, the type of benefits to be provided to employees (including health insurance), and outline safety provisions to which the Company must adhere. These mandates would apply to the Company's global operations worldwide without regard to employees' desires, local laws or local customs, and clearly impinge on the Company's day-to-day business decisions.

As an example of going too far to micromanage the Company's daily business operations, adoption of the ILO Conventions would place the Company at odds with the laws and customs in the Peoples Republic of China. The Proposal calls for implementation and enforcement of a policy that allows "workers...the right to form and join trade unions and to bargain collectively (Conventions 87 and 98)." This broad, unqualified principle is incompatible with the organized labor structure of China. According to the "1999 Country Report on Economic Policy and Trade Practices – China," published in March, 2000 by the Bureau of Economic and Business Affairs of the U.S. Department of State, China severely restricts the activities of organized labor. China's Trade Union Law states that workers who wish to form a union at any level must receive approval from a government sponsored trade organization. This is in direct conflict with the Proposal's unfettered right to join a union. Thus, the Proposal would be unworkable and counterproductive in China where the Company has a substantial investment.

Based on the foregoing, the Proposal relates to the Company's ordinary business operations and is excludable under Rule 14a-8(i)(7).

IV. The Proposal May be Omitted Pursuant to Rule 14a-8(i)(10) Because it has been Substantially Implemented and is Moot.

Under Rule 14a-8(i)(10), a proposal may be omitted if the company has already substantially implemented the proposal. To the extent that the Proposal is not excludable pursuant to the rules discussed above, it may be omitted because it has been substantially implemented by the Company.

The Company has had in place for many years a Statement of its Mission and Principles, and a Business Conduct Guide addressing many of the issues covered in the ILO Conventions proposed for adoption. These corporate policies and procedures are applicable to all employees in all DuPont businesses around the globe. Copies of the Mission Statement and Principles, and Business Conduct Guide are attached at

Exhibit C. The Company's Business Conduct Guide, for example, emphasizes the responsibility of each employee to comply with all applicable laws and stresses the Company's zero tolerance policy on discrimination and harassment, a key element of the ILO Conventions. The Mission Statement and Principles set forth the "guiding principles and commonly shared values" under which the Company operates around the world. They articulate in a thorough manner the Company's commitment to safety, ethics and respect for the rights of individuals.

During 2001, the Company took the significant step of endorsing the Global Compact, an initiative of the United Nations. The Global Compact seeks to have companies and business associations embrace, support, and enact a set of core values in the areas of human rights, labor standards, and environmental practices. It contains nine principles, including, among other things, elimination of all forms of forced and compulsory labor, abolition of child labor, elimination of discrimination in respect of employment and occupation, and support of the freedom of association. The principles of the Global Compact address essentially all of the human rights tenets highlighted in the Proposal. A copy of the United Nations' brochure describing the Global Compact and its nine principles is included at Exhibit D.

In May, 2003 DuPont adopted Principles on Child and Forced Labor which are attached at Exhibit C and available for public review on the Company's website. These principles make it clear that DuPont will not tolerate the exploitation of children or the physical punishment, abuse or involuntary servitude of any worker. DuPont expects its suppliers and contractors to uphold the same standards, and will discontinue its business relationship with companies who violate these standards.

Finally, DuPont supports the Global Reporting Initiative (GRI) which is an official collaborating center for the United Nations Environment Program and works in cooperation with UN Secretary General Kofi Annan's Global Compact. The GRI provides a comprehensive format for reporting data on economic, environmental and social performance. The Company publishes annually on its website a broad range of data in the GRI format.

Through its endorsement of the Global Compact, adoption and publication of its Principles on Child and Forced Labor, and its active participation in the Global Reporting Initiative, DuPont has substantially implemented the objectives of the Proposal. The Proposal therefore is excludable pursuant to Rule 14a-8(i)(10).

For all of the foregoing reasons, it is my opinion that DuPont may properly exclude the Proposal from its 2004 Annual Meeting Proxy Materials.

If you have any questions or require additional information, please contact me at (302)-774-9564 or my colleague, Mary Bowler, at (302)-774-5303.

Very truly yours,

Corporate Counsel

cc: PACE (with attachments)

EXHIBIT A

Resolved: The shareholders of E.I. du Pont de Nemours and Company ("DuPont") urge the Board of Directors to adopt and implement an enforceable company-wide human rights policy based on the International Labor Organization's Declaration on Fundamental Principles and Rights at Work ("ILO Declaration"), including the following:

- All workers have the right to form and join trade unions and to bargain collectively (Conventions 87 and 98);
- There shall be no discrimination or intimidation in employment. DuPont shall provide equality of opportunity and treatment regardless of race, color, sex, religion, political opinion, age, nationality, social origin or other distinguishing characteristics (Conventions 100 and 111);
- Employment shall be freely chosen. There shall be no use of forced labor, including bonded or voluntary prison labor (Conventions 29 and 105);
- There shall be no use of child labor (Conventions 138 and 182);

and to prepare a report at reasonable cost to shareholders concerning implementation of this policy.

SUPPORTING STATEMENT

As a global corporation, DuPont faces many regulatory regimes and public pressures exposing it to various risks. Managing operations effectively and increasing shareholder value depend on public and governmental goodwill. DuPont would benefit from protecting its reputation of being a good corporate citizen by adopting and enforcing a company-wide human rights policy based on the ILO Declaration.

Such a policy would ensure that DuPont is not associated with human rights violations in the workplace, and in turn, would protect DuPont's brand names and its relationships with its customers and the numerous governments with which it may do business and on whose goodwill DuPont's business success depends.

DuPont faces potentially high risk that it could be associated with workplace human rights violations because of its operations in countries where, according to the U.S. Department of State's 2002 Human Rights Reports and Amnesty International, labor and human rights are not adequately protected in law and/or practice. These high-risk countries include China and Zimbabwe, which are locations of some of DuPont's major sites.

In addition, an association with workplace human rights violations could expose DuPont to costly and time-consuming litigation. For example, *Chemical Week* reported on February 23, 2000 that DuPont settled a Department of Labor claim regarding discrimination against women and "will pay $14,731 each to 31 women, the largest per capita settlement of its kind."

DuPont has taken a first step by signing on to the United Nations' Global Compact, an initiative to encourage global corporations to support basic human rights and environment principles. However, the Global Compact has no enforcement mechanism. We believe an effective enforcement mechanism is the ultimate measure of DuPont's commitment to the Global Compact principles. Furthermore, DuPont has not incorporated all of the Global Compact principles in its Mission Statement and Business Conduct Guide.

In our view, the adoption, implementation and enforcement of a comprehensive policy based on the ILO Declaration would help bolster DuPont's integrity and increase its reputation in the capital markets.

We urge you to vote FOR this resolution.

EXHIBIT B

Source: Legal > Area of Law - By Topic > Securities > Administrative Materials & Regulations > Federal > Agency Decisions > **Combined SEC No-Action Letters and Releases**
Terms: **philip w/1 morris w/1 companies w/1 inc. and misleading and rule 14a-9 and february 7, 1991** (Edit Search)

Select for FOCUS™ or Delivery

*1991 SEC No-Act. LEXIS 174, **

1991 SEC No-Act. LEXIS 174

Securities Exchange Act of 1934 -- Section 14(a)-14a-8

February 7, 1991

CORE TERMS: shareholder, staff, senator, board of directors, hate, bigotry, proxy, politician, donation, aiding, articles of incorporation, excludable, reputation, vague, proxy statement, indefinite, cease, merger, shareholder action, immoral conduct, contributing, impugn, recitals, charter amendment, proper subject, gay men, advertising, attachment, lesbians, bigoted

[*1] Philip Morris Companies Inc.

TOTAL NUMBER OF LETTERS:
2

SEC-REPLY-1:

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

RESPONSE OF THE OFFICE OF THE CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE

Re: **Philip Morris Companies Inc.** (the Company")
Incoming letter dated December 20, 1990

The proposal provides that the Company "immediately cease contributing money or aiding in any way politicians, individuals or organizations that advocate or encourage bigotry and hate."

There appears to be some basis for your view that the proposal may be excluded pursuant to rule 14a-8(c)(3) as vague, indefinite and, therefore, potentially **misleading.** In this regard, the staff notes your position that the proposal appears to involve highly subjective determinations concerning what constitutes "advocate," "encourage," "bigotry," "hate, and "aiding in any way." There also appears to be some basis for your position that these determinations would have to be made both by shareholders voting on the proposal and by management in implementing the proposal without guidance from the proposal since the majority of the supporting statement consists of statements that "directly or indirectly impugns character, integrity or personal reputation, **[*2]** or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations . . ." regarding management and others in contravention of Note (b) to **rule 14a-9** which, therefore, may be omitted from the Company's proxy materials. Accordingly, the staff believes that the proposal submitted to a vote would be vague and indefinite to shareholders voting on the proposal as well as potentially **misleading** since any action taken by management, upon implementation, could be significantly different from the actions envisioned by shareholders voting on the proposal. Under these circumstances, the Division will not recommend enforcement action to the Commission if the proposal is omitted form the Company's proxy materials. In reaching a position, the staff has not found it necessary to address the alternative basis for omission upon which the company relies.

Sincerely,

John C. Brousseau
Special Counsel

INQUIRY-1:
PHILIP MORRIS
COMPANIES INC.
120 PARK AVENUE, NEW YORK, N.Y. 10017 * TELEPHONE (212) 880-5000

December 20, 1990

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal submitted **[*3]** for
Inclusion in Philip Morris' Proxy Materials

Ladies and Gentlemen:

Philip Morris Companies Inc., a Virginia corporation (together with its subsidiaries, the "Company"), has received from Mr. Paul Rykoff Coleman (the "Proponent") a notice that he intends to propose a resolution (the "Proposal") at the Company's 1991 annual meeting of shareholders. The Proponent has requested inclusion of the Proposal in the Company's proxy statement and form of proxy. A copy of the Proposal is attached as Exhibit A.

The Proposal recites that the Company has made donations to Senator Jesse Helms directly, through political action committee donations, and by a donation to a foundation at Wingate College. The Proposal charges that Senator Helms continually insults gay men and lesbians, people of color and others with pointed and bigoted remarks, and advocates bigotry and hatred. It further charges that by supporting Senator Helms, the reputation of the Company is cease contributing money or aiding in any way politicians, tarnished. The Proposal calls for the Company to "immediately individuals or organizations that advocate or encourage bigotry and hate."

As more fully developed below, the Company **[*4]** believes the Proposal may be omitted from its proxy statement for each of the following reasons: (i) the charges impugn the character, integrity and reputation of Senator Helms; (ii) the charges impugn the character, integrity and reputation of the Company, its directors and its management, and accuse them of improper and immoral conduct; (iii) the Proposal is so vague and indefinite that shareholders of the Company would not grasp any specific meaning from the Proposal were it included in the Company's proxy materials and, if the Proposal were approved, neither the shareholders nor the Company could verify compliance against any objective standard; Securities and Exchange Commission and (iv) the Proposal relates to the Company's ordinary course of business and is not a proper subject for shareholder action.

I. THE PROPOSAL IS FALSE AND **MISLEADING** AND BEYOND THE COMPANY'S POWER TO EFFECTUATE.

A. The Proposal Impugns Character and Reputation and Makes Charges of Improper and Immoral Conduct.

As provided in Note (b) to **Rule 14a-9,** statements that impugn character, integrity or reputation or make charges concerning improper, illegal or immoral conduct without factual foundation are **[*5] misleading** and, accordingly, are excludable from a corporation's proxy materials by virtue of Rule 14a-8(c)(3). Thus, references to a corporation practicing "economic racism" **(Standard Brands, Inc.** - March 12, 1975), being responsible for "acts of violence" **(Gulf & Western Industries, Inc.** - October 23, 1975), perpetrating "anti-stockholder abuses" **(Amoco Corp.** - January 23, 1986), engaging in "obstruction of justice," "circumvention of regulation" and "corporate self-interest" **(Detroit Edison Company** - March 4, 1983), violating the proxy rules **(Motorola, Inc.** - March 4, 1988), administering a "coercive" proxy voting system **(Figgie International (Sisters of the Blessed Sacrament)** - March 23, 1989), and causing "substantial corporate assets to be wasted and misplaced through ill-advised and self-serving schemes" **(Sonat, Inc.** - February 17, 1989), have all been held to be excludable under Rule 14a-8(c)(3). The Proposal falls squarely within these precedents and, therefore, is excludable under Rule 14a-8(c)(3).

First, the Proposal charges that Senator Helms "continually insults gay men and lesbians, people of color, supporters of the arts, and **[*6]** others with pointed, bigoted remarks" and "advocates or encourages bigotry and hate." These unfounded accusations directly impugn the Senator's character, integrity and personal reputation and charge him with improper and immoral conduct.

Second, the Proposal's resolution that the Company "immediately cease contributing money or aiding in any way politicians, individuals, or organizations that advocate or encourage bigotry and hate" implies, without factual support, that the Company engages in these activities. The Proponent cites no instances in which the Company has supported bigots and hate groups, other than airing his personal animosity towards Senator Helms. The unfounded accusation that the Company supports such groups impugns the character, integrity and reputation of the Company, its directors and its management and charges them with improper and immoral conduct. n1

n1 I should note further that the Proposal's allegation that the Company has contributed money to Senator Helms directly and through political action committees is false. Federal law prohibits corporations from contributing to campaigns for federal office or from donating corporate funds for such purposes through company sponsored political action committees (**see** 2 U.S.C. § 441(b) and 11 C.F.R. §§ 114.2 and 114.5). The Company does not contribute corporate funds to Senator Helms directly or through the Company sponsored political action committee. Thus, the Proposal violates **Rule 14a-9** by falsely accusing the Company of illegal activity. **[*7]**

B. The Proposal is Vague and Indefinite.

The Proposal's central demand is that the Company must immediately cease "contributing money or aiding in any way, politicians, individuals, or organizations that advocate or encourage bigotry and hate." Any determination of what activity would be proscribed by this resolution would be highly subjective and speculative in nature and incapable of being measured by any objective standard. The Proposal provides no standard for identifying who, among all politicians, individuals and organizations that the Company might in any way support, are involved in "advocating or encouraging" "bigotry and hate." Nor does the Proposal provide any standard for determining what would constitute "aiding [such persons] in any way," a prohibition that the Proposal indicates, without elaboration or specificity, means something more than simply ceasing monetary contributions. It would, therefore, be impossible either to apply the Proposal rationally or to achieve any consensus regarding its meaning. This impossibility is demonstrated by the Proponent's characterization of Senator Helms as a bigoted advocate of hatred, a view to which those re-electing him to the **[*8]** Senate certainly would not subscribe. This difference in views between the Company and the Proponent provides a clear example of how the Proposal is susceptible to different interpretations by different people and illustrates the impossible task that would be faced by shareholders and the Company's management in determining what conduct would be proscribed by the Proposal.

The Staff permits exclusion of proposals under Rule 14a-8(c)(3) that are so vague and indefinite that shareholders would not be able to determine with any reasonable certainty what measures a corporation would take in the event the proposals were approved.

For example, in a recent series of "no-action" letters, the Staff permitted exclusion of a proposal requesting a committee to prevent advertising funds from being used to "sensationalize and glamorize criminal and immoral human behavior." The Staff noted that the proposal would require the committee to make highly subjective determinations concerning what constitutes "criminal" or "immoral human behavior" and what conduct would "sensationalize" or "glamorize" such behavior. It concluded that these determinations would have to be made without guidance from the proposal **[*9]** and would be subject to differing interpretations by shareholders, who would not be able to determine with reasonable certainty what actions would be taken under the proposal. **See U.S. West. Inc.** (February 9, 1990); **Pacific Telesis Group** (February 2, 1990); and **Southwestern Bell Corp.** (February 2, 1990).

Similarly, in **Joseph Schlitz Brewing Company** (March 21, 1977), the Staff agreed that a proposal that a corporation cease advertising on programs containing "excessive and gratuitous violence" was excludable from that corporation's proxy materials as it was inherently vague and indefinite. The Staff also considered that implementation of that proposal might well contravene the intention of the shareholders voting on the proposal due to the difficulty of determining its specific meaning and the impossibility of objectively verifying compliance. In **Hershey Foods Corporation** (December 27, 1988), the Staff agreed that a proposal relating to establishing a policy of advertising solely on television programs that are not profane or sexually suggestive established standards that may be subject to differing interpretations. The Staff reached the same conclusion in **American [*10] Brands, Inc.** (February 16, 1988) (proposal that the corporation abstain from "making any proposal that would restrict it from business practices in any country for religious or political reasons") and **Coca-Cola Co.** (February 16, 1978) (proposal requesting the board of directors to choose between taking freedom of speech on campus into account in making educational grants or to stop making educational grants).

The Proposal's use of terms such as "advocate," "encourage," "bigotry," "hate" and "aiding in any way" are just as vague as the operative words contained in the foregoing proposals. Accordingly, exclusion is permitted under Rule 14a-8(c)(3).

C. The Proposal is Beyond the Company's Power to Effectuate.

For the same reasons that it is vague and indefinite, the Proposal is excludable under Rule 14a-8(c)(6) because it deals with a matter that is beyond the Company's power to effectuate. It is impossible to determine from the Proposal how the Company would determine which "politicians, individuals, or organizations . . . advocate or encourage bigotry and hate" and what would constitute "aiding [such persons) in any way." In **General Motors Corp.** (March 9, 1981), the Staff **[*11]** took a "no-action" position with respect to General Motors' request to exclude a proposal that it ascertain the number of avowed Communists, Marxists, Leninists and Maoists on the faculty and in the administration of any particular school before making a donation to the school. General Motors reasoned that it could not comply with the action requested since the proposal did not provide guidance as to how to determine which persons fell within the prohibited group. Similarly, the Proposal provides no basis upon which the Company could comply with its directive.

II. THE PROPOSAL RELATES TO THE CONDUCT OF THE COMPANY'S ORDINARY BUSINESS OPERATIONS.

Rule 14a-8(c)(7) permits the omission of a proposal dealing with a matter that is related to the conduct of ordinary business matters. Although the Staff has taken the position that charitable contributions can relate to important policy issues that go beyond ordinary business operations, that position has been limited to proposals that raise broad policy issues, in contrast to the narrow scope of the Proposal. For example, the Staff has rejected reliance on Rule 14a-8(c)(7) where proposals addressed certain broad issues such as whether charitable **[*12]** contributions should be eliminated entirely or whether the overall level of such contributions should be increased or reduced. **See, e.g., Union Pacific Corp.** (February 12, 1990); **West Point-Pepperell Inc.,** (October 2, 1979). However, in **Pacificorp** (April 14, 1988), the Staff agreed that proposals that are narrowly focused will be found to relate to ordinary business operations rather than important policy issues.

In **Pacific Telesis Group** (February 2, 1989), the Staff said that although certain corporate decisions (such as the subject of corporate plant closings in general) involve substantial policy considerations, the Staff nevertheless considered that specific decisions regarding that policy (i.e., specific plants) remain excludable under Rule 14a-8(c)(7). Although the resolution portion of the Proposal is drafted more broadly than the recitals and does not name Senator Helms, each of the eight recitals in the Proposal is aimed directly at Senator Helms. Seven recitals name the Senator directly and the eighth alludes to him. It is clear that the Proponent's disagreement with the Senator constitutes the Proposal's sole object. Substantively, therefore, the Proposal **[*13]** is an ad hominem attack and by its nature addresses a narrower issue than the broad policies considered in the above-referenced letters. Whether to support a single individual is a specific, mundane decision properly made by management in the conduct of the Company's day-to-day ordinary business activities. As such, it is my opinion that the Proposal, even though it involves corporate contributions, does not present any significant policy issue and is excludable under Rule 14a-8(c)(7).

Precedent indicates that the Staff will review recitals to determine the real nature of a shareholder resolution. For example, in **Southern California Edison Co.** (January 20, 1984), the Staff permitted exclusion of a proposal under Rule 14a-8(c)(7) mandating that neither corporate funds nor manpower should be expended in support of, or opposition to, legislation that does not bear directly on the business interests of the corporation. Although the resolution was broadly phrased, the Staff, on the basis of the recitals that dealt solely with corporate contributions supporting gun control legislation, characterized the proposal as dealing with the issuer's ordinary business (the safety of its employees) **[*14]** and took a "no-action" position.

Moreover, the precedent of the Staff's decision in **Kellogg Company** (February 3, 1989) alone requires exclusion. In **Kellogg,** a proposal that would have required a company to implement a policy that advertisements must present "in a non-prejudicial manner any members of groups victimized by hate crimes, including racial, religious and ethnic minorities as well as lesbians and gay men" was excludable because it related to the conduct of the company's ordinary business. The substance of the **Kellogg** proposal is virtually identical to that of the Proposal, the only difference being that **Kellogg** concerned advertising expenses and the Proposal concerns contribution expenses. The **Kellogg** proposal was regarded by the Staff as not raising any significant policy issue. The same conclusion must be reached here.

III. THE PROPOSAL IS NOT A PROPER SUBJECT FOR SHAREHOLDER ACTION.

If implemented, the Proposal would limit the Company's express statutory powers to make donations. I have attached, as Exhibit B, the opinion of Hunton & Williams, the Company's counsel, to the effect that Virginia law provides that any restriction on the Company's statutory **[*15]** powers may be made only by an amendment to its Articles of Incorporation. The opinion concludes that the Proposal is impermissible under Virginia law. The opinion also concludes that this mandate is not a proper subject for shareholder action. For each of these reasons, the Proposal is excludable under Rule 14a-8(c)(1) and Rule 14a-8(c)(2).

IV. CONCLUSION

Pursuant to Rule 14a-8(d), the Company is submitting six copies of this letter and the attachments hereto. By copy of this letter, we are also concurrently notifying the Proponent of our intention to omit the Proposal from our proxy statement and form of proxy.

We presently anticipate that if preliminary copies of the Company's proxy material must be filed with the Commission, they will be filed on or about March 2, 1991.

Should the Staff disagree with our conclusions or desire any additional information in support or explanation of the Company's position, we would appreciate the opportunity to confer with the Staff before the issuance of its response.

Very truly yours,

Donald Fried
Vice President, Associate
General Counsel & Secretary

ATTACHMENT - 2

HUNTON & WILLIAMS
200 PARK AVENUE
NEW YORK, NEW YORK 10166-0136
TELEPHONE: **[*16]** 212-309-1000

December 20, 1990

Philip Morris Companies Inc.
120 Park Avenue
New York, New York 10017

We are informed that Mr. Paul Rykoff Coleman has notified **Philip Morris Companies Inc.**, a Virginia corporation (the "Company"), that he intends to present a resolution and supporting statement (the "Proposal") at the Company's 1991 annual meeting of shareholders and requests inclusion thereof in the Company's proxy statement and form of proxy.

The Proposal would require that the Company "immediately case contributing money or aiding in any way politicians, individuals or organizations that advocate or encourage bigotry or hate."

You have requested our opinion whether the Proposal may be properly omitted from the Company's proxy statement and form of proxy in accordance with the provisions of Rule 14a-8(c)(1) and Rule 14a-8(c)(2) of the Securities Exchange Act of 1934, as amended. Rule 14a-8(c)(1) and Rule 14a-8(c)(2) permit the Company to omit the Proposal if, respectively, the Proposal is not a proper subject for shareholder action under Virginia law and the Proposal would require the Company to violate applicable law. We are of the opinion that the Proposal is an improper subject **[*17]** for shareholder action and that it would, if implemented, cause the Company to violate Virginia law because: (i) the Proposal would amount to a

1999 SEC No-Act. LEXIS 105

Securities Exchange Act of 1934 -- Rule 14a-8(i)(3)

February 1, 1999

[*1] Bristol-Myers Squibb Company

TOTAL NUMBER OF LETTERS: 2

SEC-REPLY-1: SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 1, 1999

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Bristol-Myers Squibb Company
Incoming letter dated December 21, 1998

The proposal relates to not cannibalizing bodies of unborn children but pursuing preserving their lives.

There appears to be some basis for your view that Bristol-Myers may exclude the proposal under rule 14a-8(i)(3) because it is vague and indefinite. Accordingly, we will not recommend enforcement action to the Commission if Bristol-Myers omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Bristol-Myers relies.

Sincerely,

Dennis Bertron
Attorney-Adviser

INQUIRY-1:
Bristol-Myers Squibb Company

345 Park Avenue New York, NY 10154-0037 212 546-4714

December 21, 1998

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

RE: Bristol-Myers Squibb Company 1999 Annual Meeting

Ladies and [*2] Gentlemen:

We are submitting this letter to ask you to confirm that you would not recommend an enforcement action if Bristol-Myers Squibb Company omits from our 1999 proxy materials a stockholder proposal from Mr. Edwin D. Foulks, Jr., Chairman of the Committee For Asserting Unalienable Rights. The proposal requests that the Company adopt a policy not to test its products on unborn children or cannibalize their bodies, but pursue preservation, not destruction, of their lives. A copy of the proposal is attached as Attachment A.

The Company believes that it can omit the proposal from its proxy materials for the following reasons:

I. The proposal can be omitted pursuant to Rule 14a-8(c)(3) as contrary to Rule 14a-9 because it is vague and, therefore, misleading and contains false and misleading statements.

The proposal is false and misleading in that it contains several disjointed statements presented in a rambling fashion to support the proffered resolution. Indeed, the statements referencing the Bible and Roman law only further confuse matters, creating many more questions than are answered. There is no factual support for the proposal's statements attacking the current American [*3] government. All these statements form the logical background to the proposal. The Company believes that its stockholders could not possibly understand what actions would be required to implement the proposed action at the Company. Consequently, the resolution itself is false and misleading. The Company should, therefore, be allowed to omit the proposal as a whole as false and misleading pursuant to Rules 14a-8(c)(3) and 14a-9.

The Company should also be allowed to omit the proposal on the ground that it is vague and indefinite. The Commission has found that stockholder proposals may be omitted from the proxy materials when such proposals are; "so inherently vague and indefinite that neither the shareholders voting on the proposal, nor the Company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. (Philadelphia Electric Company, No-Action Letter dated July 30, 1992).

Any guidance would have to be found in the supporting statement, which is identical to the supporting statement in the proposal that Mr. Foulks submitted to GE for GE's 1997 Annual Meeting and which the Staff permitted [*4] GE to exclude under Rule 14a-8(c)(3) because it was vague and indefinite. See General Electric Company (January 23, 1997). Also, the Staff has concurred that similar proposals dealing with the rights of the unborn submitted by Mr. Foulks to other companies (e.g., Digital Equipment Corporation, Union Pacific Corporation, IBM Corporation, RJR Nabisco Holdings Corp. Minnesota Mining and Manufacturing Company and Minnesota Power and Light Company) are so vague and indefinite as to be excludable. The Staff has concurred with three no-action requests submitted by the Company on similar proposals submitted by Mr. Foulks.

The proposal is completely silent as to how the Company might implement to the proffered policy. Given the interpretational differences, it is not clear how the proffered policy could be implemented at the Company. In other words, the proposal is so indefinite as to allow no reasonable certainty that the proposal would, or even could be, fulfilled by the Company.

The Company should, therefore, be allowed to omit the proposal pursuant to Rule 14a-8(c)(3) on the ground that it is too vague to give a clear mandate to either the stockholders or the Company.

II. The proposal [*5] can be omitted pursuant to Rule 14a-8(c)(6) as concerning matters beyond the Company's power to effectuate.

The proposal is so vague and indefinite that neither the Company nor its stockholders would know exactly what the proffered policy means or how it would be implemented.

In International Business Machines, No-Action Letter dated January 14, 1992, the Staff stated that a proposal may be classified as beyond a company's power to effectuate on the basis that the proposal is "so vague and indefinite that a registrant would be unable to determine what action should be taken." The Company should, therefore, be allowed, to omit the Proposal pursuant to Rule 14a-8(c)(6) on the ground that it is beyond its power to effectuate.

III. The proposal can be omitted pursuant to Rule 14a-8(c)(5) because it related to less than 5% of the Company's total assets or net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the Company's business.

The proposal asks that the Corporation adopt a policy not to test its products on unborn children or cannibalize their bodies, but pursue preservation, not destruction, of their lives.

The Company is a [*6] diversified worldwide health and personal care Company whose principal businesses are pharmaceuticals, consumer medicines, beauty care, nutritionals and medical devices. As the Company has stated previously, abortion is unrelated to the business of the Company. Accordingly none of the Company's total assets, gross sales or net earnings are attributable to the proposal and therefore the economic thresholds of Rule 14a-8(c)(5) have not been satisfied with respect to the proposal. Likewise, the proposal has no "significant" relationship to the Company's business. Accordingly, the proposal is clearly excludable under Rule 14a-8(c)(5).

The Company recognized that the Commission has permitted shareholder proposals dealing with social issues to be included in proxy statements under Rule 14a-8. However, the social issues have always had some significant or meaningful relationship to the Company business. For example, "South African" proposals are permitted in connection with companies that do business in South Africa and tobacco proposals are permitted in connection with companies that have tobacco operations.

It is one thing to say that a proposal dealing with operations that fail to meet [*7] the economic thresholds of Rule 14a-8(c)(5) must nevertheless be included if it is otherwise significantly related to a company's business. It is another thing to say that a proposal that has no relationship to a company's business must be included. The fact that an issue must have a significant or meaningful relationship to a company's business has been recognized by the courts. For example, in *Lovenheim v. Iroquois Brands, Ltd.,618 F. Supp. 554 (D.C.D.C. 1985)*, the court held that Iroquois Brands had to include in its proxy statement a shareholder proposal relating to the force feeding of geese for the production of pate de foie gras, even though sales of the product failed to meet the economic thresholds set forth in Rule 14a-8(c)(5). The Court reasoned that even though the company's sales of the product failed to meet the economic thresholds, the product nevertheless had a significant relationship to the company's business and therefore the issue raised in the proposal was significantly related to the company's business. The court stated, however, that "the result would, of course, be different if the plaintiff's proposal was ethically significant [*8] in the abstract but had no meaningful relationship to the business of the [company] as the [company] was not engaged in the business of importing pate de foie gras" (emphasis added). *Id. At 561,* Note 16. The Company submits that the proposal presents precisely the same situation described by the court in Note 16 of the Lovenheim decision, e.g., an ethically significant issue (abortion) which has no meaningful relationship to the Company's business.

Five additional copies of this letter and its attachments are attached pursuant to Rule 14a-8(d). A copy of this letter and attachments are simultaneously being forwarded to the proponent.

We expect to file our definitive proxy materials on or about March 12, 1999.

Based on the foregoing, we ask that you would not recommend an enforcement action if the proposal is excluded from the 1999 proxy materials. We note that there may be additional procedural grounds for omitting the proposal. We have requested that the proponent comply with all the requirements of Rule 14a-8 of Regulation 14A. Once the time period for a response from the proponent has elapsed, we will supplement this request as appropriate. Should [*9] the Staff disagree with our opinion regarding omission of the proposal, we would appreciate the opportunity to confer with you concerning this matter prior to the issuance of your response.

If you have any questions or require additional information, please call me at (212) 546-4714 or send any written inquiries to my be telefax at (212) 605-9622.

Very truly yours,

Alice C. Brennan

ATTACHMENT A

STOCKHOLDER PROPOSAL

UNBORN CHILDREN

Mr. Edwin D. Foulks, Jr., Chairman, Committee for Asserting Unalienable Rights, P.O. Box 1061, Binghamton, New York 13902, who holds 1,200 shares of Common Stock, has informed the Company that he intends to present to the meeting the following resolution:

Whereas, this nation was founded proposing "that all men are created (not only born) equal, that they are endowed by their Creator (not the Supreme Court) with certain unalienable Rights" and guaranteed constitutionally to "secure the blessings of liberty to ourselves and our posterity", current American government has embarked on tyrannical rule "destructive of these ends" regarding "persons unborn" (legally recognized by Jefferson's Virginia legislation) by denying "equal protection of the [*10] laws" for such defenseless children from any and all attackers, denying parents the right to claim unborns as dependents and other property rights, (even butchering children during birth!).

Whereas, "Laws of Nature and of Nature's God entitle" that "you shall give life for life, ..., wound for wound" (Exodus 21:23) regarding injured unborn and (applicable through common law/Louisiana State) "Roman law, the principles of which are the nearest to natural reason" (Jefferson), asserts "an unborn child is entitled to action for restitution, where he has lost something by usucaption"; "those who are unborn are, by almost every provision of the Civil Law, understood to be already in existence"; "ancient authorities were so solicitous to maintain the interest of an unborn child who would be free at birth, that they reserved all its rights unimpaired until the time it was to be born."

Whereas, the United Nation's Declaration of the Rights of the Child (1959) demands that "the child, by reason of his physical and mental immaturity, needs special safeguards and care, including appropriate legal protection, before as well as after birth", the American Convention on Human Rights (1969) ratified [*11] by United States Senate maintains that "every person has the right to have his life respected. This right shall be protected by law, and, in general, from the moment of conception" with Black's Law Dictionary asserting "A child conceived, but not born, is to be deemed an existing person"; "Reasonable creature... means a human being, and has no reference to his mental condition, as it includes a lunatic, an idiot, and even an unborn child"; insurance trusts defining "the word 'living' shall include unborn persons in the period of gestation" (Northwestern Mutual Life Insurance Company).

Whereas, the Virginia Declaration of Rights (1776) asserts that "men ... cannot by any compact deprive or divest their posterity; namely, the enjoyment of life and liberty." The Supreme Court (1943) affirmed: "One's right to life, liberty and property ... and other fundamental rights may not be submitted to a vote; they depend on the outcome of no elections"; (1973, 1989) - life begins at conception. Congress's Republican platform pledges: "We believe the unborn child has a fundamental individual right to life which cannot be infringed. We therefore reaffirm our support for a human life amendment [*12] to the Constitution, and we endorse legislation to make clear that the Fourteenth Amendment's protections apply to unborn children."

RESOLVED: Shareholders request the Company adopt a policy not to test its products on unborn children or cannibalize their bodies, but pursue preservation, not destruction, of their lives.

TELEX: 197659 GIBTRASK WSH

FACSIMILE: (202) 467-0539

January 15, 1999

WRITER'S DIRECT DIAL NUMBER
(202) 955-8671

OUR **[*12]** FILE NUMBER
C 42376-00006

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *Securities Exchange Act of 1934, Rule 14a-8; Shareholder Proposal of Clifford L. Thomure* *

* Letter has not been made publicly available by the SEC

Ladies and Gentlemen:

This letter is to inform you that it is the intention of our client, **Intel Corporation** ("Intel" or the "Company"), to omit from its proxy statement and form of proxy for Intel's 1999 Annual Meeting of Stockholders (collectively, the "1999 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof (the "Supporting Statement") received from Clifford L. Thomure (the "Proponent"), an Intel employee who has been on leave of absence for the past two and a half years and is on inactive status. The Proposal seeks the implementation by the Company's Board of Directors of an "Employee Bill of Rights" which "shall include's six specific items, and is accompanied by two paragraphs contained in what functions as the Supporting Statement. The Proponent's letter, dated December 2, 1998, setting forth the Proposal and **[*13]** the Supporting Statement is attached hereto as Attachment 1.

On behalf of our client, we hereby respectfully request that the staff of the Division of Corporation Finance (the "Staff") concur in our opinion that the Proposal and the Supporting Statement may be excluded from Intel's 1999 Proxy Materials on the bases set forth below.

Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this letter and its attachments. Also in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponent, informing him of the Company's intention to omit the Proposal and the Supporting Statement from the 1999 Proxy Materials.

As discussed more fully in Sections I through IV below, we believe that the Proposal and the Supporting Statement may properly be excluded from the 1999 Proxy Materials pursuant to the following rules:

1. Rule 14a-8(i)(3), because the Proposal and the Supporting Statement contain numerous false and misleading statements in contravention of the Securities and Exchange Commission's (the "Commission's") proxy rules and regulations, including Rule 14a-9, which prohibits such statements in proxy solicitation materials;
[*14]

2. Rule 14a-8(i)(4), because the Proposal and the Supporting Statement are motivated by, and relate to the redress of, a personal claim or grievance against Intel by the Proponent and, as such, are designed to result in a benefit to, or to further a personal interest of, the Proponent which is not shared by Intel's other shareholders at large;

3. Rule 14a-8(i)(7), because the Proposal and the Supporting Statement seek to compel Intel to implement specific provisions in the codes and guidelines that Intel establishes with respect to its employees, and as such deal with matters relating to the Company's **ordinary business** operations; and

4. Rule 14a-8(i)(10), because the Proposal has been substantially implemented.

I. The Proposal and the Supporting Statement are False and Misleading

The Proposal and the Supporting Statement may properly be omitted from the 1999 Proxy Materials pursuant to Rule 14a-8(i)(3), which allows the exclusion of a shareholder proposal where the proposal or supporting statement is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9, which prohibits materially false or misleading statements in proxy solicitation materials. **[*15]** The Note to Rule 14a-9 states that "misleading" materials include "material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation." Unfounded assertions and inflammatory statements representing the unsubstantiated personal opinion of a shareholder have long been viewed as excludable under this provision. **See Philip Morris Companies Inc.** (available Feb. 7, 1991) (proposal implying that company "advocates or encourages bigotry and hate" excludable under former Rule 14a-8(c)(3)); **Detroit Edison Co.** (available Mar. 4, 1983) (statements implying company engaged in improper "circumvention of ... regulation" and "obstruction of justice" without factual foundation provided a basis for excluding the proposal under former Rule 14a-8(c)(3)); **Standard Brands, Inc.** (available Mar. 12, 1975) (references to a company engaging in "economic racism" made proposal excludable under former Rule 14a-8(c)(3)). As discussed below, each item of the present Proposal and the Supporting Statement contains precisely the types of false and misleading **[*16]** statements that is prohibited under Rule 14a-9.

A. The Proposal is False and Misleading in its Implication that Intel Promotes or Tolerates Dishonest and Disrespectful Conduct Among Its Employees

The first two items contained in the Proposal's "Employee Bill of Rights" would require the Company to implement policies requiring its employees (i) to treat each other with "professional dignity and respect," and (ii) to "uphold the strictest standards of honesty and integrity." Later, the Supporting Statement describes the proposed policies as a "request for change." Although these items address standards of conduct among Intel's employees, these statements impugn Intel's reputation by implying that Intel currently promotes or tolerates dishonest and disrespectful behavior among its employees and needs to change its guidelines to address such improper conduct. These statements are false and misleading because, as reflected in the Company materials and the pages from Intel's website that are attached hereto as Attachments 2 through 4, and as discussed further in Section IV of this letter, Intel does not promote or tolerate dishonesty and disrespectfulness among its employees **[*17]** and has specific guidelines in place addressing these issues.

Intel commits significant time and resources to maintaining and promoting the Company as a "Workplace of Choice" and "a great place to work" (see the "Why Intel" web page at Attachment 4). Intel's guidelines and commitments to promote a quality workplace are manifested in many contexts, including in its Corporate Business Principles and its Corporate Values Statements. (See Attachments 2 and 3, respectively.) As a result of its efforts, Intel is recognized as a good place to work with progressive employee guidelines and practices. For example, the January 6, 1999 issue of Fortune Magazine identified Intel as one of the 50 "Best Companies to Work for in America," and a December 1997 EEOC Task Force Report (see Attachment 7) recognizes Intel for its private sector "best practices." Such recognition belies the notion that there is a need for Proponent's "Employee Bill of Rights." An itemized review of the Proposal confirms this. Given the Company's commitment to workplace quality and the highly competitive job markets in which Intel must compete, allegations that Intel needs to change its guidelines to address dignity, respect, **[*18]** honesty and integrity among its employees constitute direct attacks on Intel's reputation. The false and misleading characterizations and allegations that comprise the Proposal and Supporting Statement could significantly harm Intel by setting the Company back in its efforts to attract and retain top-notch employees.

The extent to which Intel has taken steps to address the types of workplace issues included in the first two items of the Proposal demonstrate the lack of any basis for the Proponent's assertion that the adoption of the Proposal would constitute a "change" of policy. For example:

. Intel's fundamental commitment to "the strictest standards of honesty and integrity" is already embodied in the Company's Corporate Business Principles, which have been adopted, implemented and enforced as Intel's "standing guidelines for handling business situations in an honest and professional manner." Intel's determination to foster a workplace characterized by mutual professionalism and respect is emphasized by the first three of those Principles, in particular, which commit the Company to providing, among other things, "equal employment opportunity for all applicants and employees **[*19]** without regard to non-job-related factors" in all areas of employment, a workplace free of sexual, racial, age-based, disability-based or any other form of harassment, and an "open door" communication and management environment aimed at promoting "an egalitarian atmosphere." (See Attachment 2, pages 6-8)

. With respect to the Proposal's assertion that Intel needs to change its policies to require employees to treat one another with professional dignity and respect, Intel already includes the need to "work as a team with respect and trust for each other" as a key component of its Corporate Values Statement for making Intel "a great place to work." (see Attachment 3, page 2)

. As discussed under the "fair and equitable treatment" pages of the employment opportunities section of Intel's website, Intel also addresses dignity and respect among employees by requiring all new Company managers to participate in a training program called "Managing the Work Environment" which "includes training on creating and maintaining a discrimination, and harassment-free workplace, and provides guidelines on privacy and fairness." (see Attachment 4, web page http://www.intel.com/intel/oppty/why/workplace/treatment.htm) **[*20]** Intel employees and managers receive additional training through classes on Ethics, Code of Conduct, Harassment Avoidance and Enhancing Respect and Trust in a Diverse Workplace.

. With respect to the Proposal's assertion that Intel needs to change its policies in order to require employees to uphold the strictest standards of honesty and integrity, in addition to the Corporate Business Principles described above, Intel already includes as a Corporate Value the goal that each employee at the Company strive to "conduct business with uncompromising integrity and professionalism." (see Attachment 3, page 3)

. Intel has taken many other steps to promote dignity, respect, honesty and integrity among its employees. For example, as discussed under the "Workplace of Choice" pages of the employment opportunities section of Intel's website, the Company conducts periodic surveys to monitor "fair and equitable treatment in the areas of hiring, training and development, and work practices." (see Attachment 4, webpage http://www.intel.com/intel/oppty/why/workplace/communications.htm)

Separate and apart from the fact that Intel's existing codes and guidelines make the Proposal moot (as discussed **[*21]** in part IV of this letter), it is important to understand that, by alleging that Intel tolerates or promotes what is viewed as unacceptable conduct in the job markets in which Intel competes, the first two elements of the Proposal are false and inflammatory statements. Given the extensive guidelines and practices already in place at Intel, it is simply misleading for the Proposal and Supporting Statement to suggest that Intel must change its policies to address dignity, respect, honesty and integrity among its employees. Because these statements impugn Intel's reputation without any factual basis, the first two elements of the Proposal are the type of false and misleading statements addressed in the Note to Rule 14a-9. Accordingly, Items 1 and 2 of the Proposal are excludable under Rule 14a-8(i)(3).

B. The Proposal is False and Misleading In its Assertions Regarding the Current Guidelines and Conduct of the Company

The remaining four items in the Proposal specifically address the conduct of Intel itself and, again, the Supporting Statement asks that Intel "change" its policies to address the unfair, illegal or improper conduct that the Proposal alleges currently exists. **[*22]** As discussed below, each of the next four items included in the Proposal is also false and misleading because each suggests without factual basis that Intel currently maintains policies or engages in actions which are unfair, illegal or improper.

1. The Implication that Intel Currently Overworks Its Employees And Has Guidelines Requiring Its Employees to Work in Excess of 60 Hours or 6 Days per Week Is False and Misleading

The third alleged policy change sought in the Proposal's Employee Bill of Rights states that "No employee shall be required to work more than 60 hours per week or 6 days per week." This item suggests that Intel currently overworks its employees and should change some policy or practice that requires them to work in excess of these limits. However, in a recent internal survey, Intel's non-exempt employees self-reported averaging less than 46 hours of work per week and exempt employees reported working an average of less than 52 hours per week - well below the 60 hour limit the Proponent suggests. In addition, Intel has informed us that, while its employees work hard, it fully complies with all federal and state laws on work hours, days worked, breaks, **[*23]** paid time off and vacation. It has no pending litigation even alleging violation of such laws. Moreover, it is one of few companies that provides a paid 8-week sabbatical every 7 years. Accordingly, the implication that Intel currently overworks its employees and has guidelines requiring them to work in excess of 60 hours or 6 days per week is the type of unsubstantiated statement that may be omitted under Rule 14a-8(i)(3) as false and misleading within the meaning of Rule 14a-9.

2. The Statement that Intel Inflexibly Mandates that Non-Manufacturing Employees Must Start Work at 8:00 AM, and the Allegation that the Company Does Not Accommodate Family Obligations are False and Misleading

The fourth item contained in the Proposal's Employee Bill of Rights expressly alleges that Intel currently has in place a "mandatory 8:00 AM start of work requirement," and calls upon the Company to allow non-manufacturing employees to work "flexible hours." While one of Intel's Corporate Business Principles does state that business "generally" begins at 8:00 AM at all of Intel's U.S. operations and that the Company does not support "flexible work hours (a program in which employees **[*24]** can arrive at work anytime between set hours)," it is highly misleading to assert that the Company provides no flexibility around the 8:00 AM requirement or in accommodating family or commuting issues. As shown on pages 9 and 10 of Attachment 2, Intel's Corporate Business Principles explicitly provide that alternate start times may be approved in order to, among other things, accommodate an employee's "disability or family hardship," or (notwithstanding the Proposal's references to "grid locked traffic") to support local commuter traffic restrictions or requests from local government authorities. In fact, the Company has programs in place to respond to commuting restrictions in Oregon, where the Company's largest base of employees is located, and in Arizona.

Intel's Corporate Business Principles also explicitly set forth the Company's support for the work options of "part-time employment, job sharing and telecommuting," and Intel has adopted both a Telecommuting Agreement Form and Part-Time Employee Guidelines, attached hereto as Attachments 5 and 6, respectively, to facilitate approval of these alternatives for employees. In addition, as discussed under the heading "Flexible Work **[*25]** Options and Benefits" in the "Workplace of Choice" pages of the employment opportunities section of Intel's website, the Company offers a variety of family, medical and personal leave programs to help employees maintain the balance of work and family. Intel also provides assistance in securing qualified child-care at many of its sites worldwide. (see Attachment 4, page http://www.intel.com/intel/oppty/why/workplace/benefits.htm)

In short, Intel has a number of guidelines in place to address working hour and family needs of its non-manufacturing employees, and it is false and misleading to suggest otherwise. In light of Intel's true -- and in the Company's belief, fair and reasonable -- guidelines, the Proposal's references to "archaic" work requirements and to "grid locked traffic" are inflammatory and unfounded assertions that would mislead shareholders as to the current work hour requirements at Intel.

3. The Statement that Intel Currently Utilizes Annual Employee Termination Quotas is False and Misleading

The fifth item contained in the Proposal's Employee Bill of Rights calls upon Intel to end the termination of employees according to alleged "annual employee termination **[*26]** quotas," which the Proposal alleges amount to five to ten percent of the employee base each year. Intel has informed us that there is absolutely no basis for this assertion and that it has never used, nor does it now use, any quotas or other such targets for determining job terminations or layoffs. As discussed under the "communication and teamwork" and the "fair and equitable treatment" sections of Intel's "Workplace of Choice" pages in the employment opportunities section of Intel's website, the Company conducts performance appraisals which focus on business results and performance, not on firing a preestablished percentage of employees, and the Company is committed to "make hiring and promotion decisions based on job-related criteria." (see Attachment 4, webpages http://www.intel.com/intel/oppty/why/workplace/communications.htm and treatment.htm).

While the Company's employees are employed "at will," the Company likewise has a number of guidelines and procedures relating to terminations and layoffs. None of the guidelines include, either explicitly or implicitly, job termination quotas. With respect to performance-related terminations, the Company generally follows its Discipline **[*27]** and Discharge Guideline. Those guidelines provide for a process of progressive discipline in cases not involving serious misconduct or neglect. Outside of the context of performance-related terminations, the Company has in the past implemented reductions in its workforce based entirely on factors such as fluctuations in the business cycle and obsolescence of technical positions, not on any preset annual "quota."

Contrary to the Proposal's allegation that the Company does not afford employees a "fair chance" to retain their employment, Intel believes its good faith efforts to the contrary are evidenced by its active Open Door process and through its redeployment program. The Open Door process allows an employee to challenge any unfairness connected with his or her termination. Trained Senior Specialists, who report to the Human Resources Legal Services Department outside of the employee's management chain, thoroughly review the employee's complaint and make recommendations, including reinstatement where appropriate, based on their review. In the context of terminations that are not performance-related, the Company's redeployment program typically allows four months for a displaced **[*28]** employee to search for another position within Intel before being provided outplacement assistance. Training resources are available under this program.

In a December, 1997 Task Force Report on equal opportunity compliance, the U.S. Equal Employment Opportunity Commission ("EEOC") generally praised Intel's guidelines and practices in the areas of recruitment and hiring, promotion and career advancement, terms and conditions of employment, termination and downsizing and alternative dispute resolution. The EEOC specifically characterized Intel's Open Door and redeployment programs as "best-practices" in the private sector. See http://www.eeoc.gov/task/practice.html, included in Attachment 7 hereto. Again, the Proponent has not provided, nor could he provide, any facts to support his assertions that any such targets in fact exist. The Proposal's assertion that the Company utilizes termination quotas is false and misleading by directly impugning the character and reputation of Intel and its management through unsupported allegations of unfair and improper conduct.

4. The Statement that Intel Currently "Targets" for Termination Older or Disabled Employees is False and Misleading [*29]

The sixth item contained in the Proposal's Employee Bill of Rights calls upon Intel to stop targeting for termination "older employees, employees with health problems, and employees approaching retirement." Entirely without any factual support, the Proposal alleges illegal conduct on the part of the Company: discrimination on the basis of age and/or disability. In addition to being subject to laws prohibiting discrimination on the basis of age or disability, Intel's Corporate Business Principles clearly commit Intel to providing equal employment opportunity for all employees without regard to, among other things, age and disability. In fact, since before 1995, Intel has not had a single adverse court ruling of discrimination, whether related to age, disability or otherwise. Much like the proposals in **Philip Morris, Detroit Edison** and **Standard Brands,** above, this Proposal impugns the character and reputation of Intel and its management through unsupported allegations of illegal and improper conduct. Obviously, such allegations have a significant potential to damage Intel's reputation among present and prospective employees, shareholders and the public at large. Especially **[*30]** where, as discussed in Section II below, such allegations are believed by the Company to be substantially motivated by the Proponent's personal grievance against Intel, the lack of any independent evidence that Intel "targets" any employees for termination, including either older or disabled employees, reinforces the conclusion that this aspect of the Proposal is properly excludable as false and misleading.

C. The Supporting Statement is False and Misleading in Stating the Alleged Bases and Purported Benefits of the Proposal.

In addition to the statements contained in the Proposal itself, the Supporting Statement also contains several assertions that are false and misleading for the following reasons.

1. The Statement of the Purported Benefits of the Proposal are False and Misleading

The first paragraph of the Supporting Statement asserts that adoption of the Proposal will result in certain specified benefits, and cites a specific Intel project as an example of the purported need for the Proposal. The first sentence of this paragraph asserts that the adoption of an Employee Bill of Rights containing the six provisions specified in the Proposal will "hasten **[*31]** new product development and introduction." The third sentence implies that adoption of the Proposal will "support innovation." The Proponent has no basis for asserting that the specific policies he advocates will produce the specific results asserted in the Supporting Statement. Accordingly, these statements are false and misleading because they are made as statements of fact, but at most are unsubstantiated personal opinions of the Proponent. The Staff has frequently concurred that such statements may be excluded under Rule 14a-8(i)(3) because they violate Rule 14a-9. **Citizens Corp.** (avail. March 11, 1998) (concurring that certain sentences could be omitted as potentially false and misleading).

The second sentence of paragraph 1 in the Supporting Statement cites Intel's Merced processor, which is Intel's next-generation processor project, as an example of the type of new product development that would be hastened if the Proposal were adopted. In addition, in the second sentence the Proponent asserts as fact that "the current schedule slippages and design problems with the flagship Merced processor are largely related to high employee turnover" and a poor work environment that **[*32]** the Proponent asserts exists at Intel. In May 1998, Intel announced a change in the Merced production schedule as a result of reaching a development phase where it was better able to understand the scope of product development that the project required. **See Intel Notifies Customers of Change in Merced Processor Schedule,** Intel Press Release (May 29, 1998), included in Attachment 8 hereto. Outside press reports have ascribed the delays to everything from "a typical excess of optimism," to "scrutiny of Intel's alleged antitrust and anticompetitive behavior," to "the complexity of that chip ... growing out of control" **(see, e.g.,** John C. Dvorak, **Inside Track,** PC Mag., Aug. 1998, at 89, and Linley Gwennap, **Merced Slips to Mid-2000,** Microprocessor Rep., Jun. 22, 1998, at 1, included in Attachment 8). The Proponent's characterization of the work environment at Intel as one that "stifles creativity and feedback" constitutes a statement of personal opinion. The suggestion in this same sentence that the factors cited by the Proponent largely caused the Merced production delays, and the reference to the Merced project as an example of the type of new product development that **[*33]** would be hastened if the Proposal were adopted, constitute the Proponent's unsubstantiated speculation. Because it would be false and misleading to state such opinions and speculation as facts, this sentence may be excluded under Rule 14a-8(i)(3).

2. The Statement that the Probability is "Substantial" for a "Massive Class Action Lawsuit" Stemming from Intel's Employment Termination Practices is False and Misleading

The second paragraph of the Supporting Statement contains several false and misleading assertions regarding Intel's potential exposure to allegedly costly lawsuits arising from its termination of certain employees. In the first sentence, the Proponent refers to "outside studies" purportedly suggesting that 90% of Intel's terminated employees are either over 40 or suffer health problems. Although this assertion essentially charges that Intel illegally discriminates on the basis of age and/or disability, the Proponent does not identify or otherwise provide support for the existence of the alleged studies. In fact, not only is Intel unaware of any "outside studies" purporting to support this statement, but to the Company's knowledge none has ever even been **[*34]** introduced in any litigation or other proceeding in which Intel has been involved. As noted above, there has never been any finding in any court or agency suggesting that Intel has engaged in the type of systematic conduct alleged by the Proponent. Accordingly, we believe that these assertions are precisely the type of excludable false statements which directly or indirectly impugn the Company's reputation through charges of improper, illegal or immoral conduct without factual foundation.

In the second sentence of paragraph 2, the Supporting Statement suggests that there is a "substantial" potential for a "massive class action" arising out of the alleged conduct which might cost Intel "billions of dollars." Again, however, there is simply no basis for this assertion, and the Proponent cites none. Intel knows of no successful, pending or threatened class action, or other successful allegation or investigation, charging the type of systematic conduct to which the Supporting Statement (as well as the Proposal) alludes. Lacking factual support, this assertion is false, inflammatory and calculated to mislead the Company's shareholders, and therefore is excludable from the 1999 Proxy Materials **[*35]** under Rules 14a-8(i)(3) and 14a-9.

3. The Statement that the Proposal is Submitted on Behalf of Intel's Current Employees is False and Misleading

At the end of the Supporting Statement, the Proponent states that "this proxy initiative has been submitted ... on behalf of Intel's dedicated employees and their families." This statement is false and misleading for several reasons. First, the Proponent is no longer an active Intel employee and has been on leave for the last two and a half years. The Proponent does not identify any group of Intel's employees on whose "behalf" he is purporting to act. Accordingly, it is false and misleading for the Proponent to assert that he has the capacity or authority to speak for Intel's current employees or to submit the Proposal on their "behalf." Second, given the Proponent's previous history with the Company, including the legal claims he filed against Intel that are discussed in the following section of this letter, and the close connection between the components of the Proposal and the Proponent's own personal allegations against the Company, it is false and misleading of the Proponent to fail to disclose to Intel's shareholders **[*36]** the existence of his personal interest in the Proposal and the relationship between the Proposal and his personal legal claims.

II. THE PROPOSAL AND THE SUPPORTING STATEMENT ARE MOTIVATED BY A PERSONAL CLAIM AND GRIEVANCE OF THE PROPONENT AGAINST INTEL, AND ARE DESIGNED TO RESULT IN A BENEFIT TO THE PROPONENT NOT SHARED BY OTHER SHAREHOLDERS

The Proposal and the Supporting Statement may properly be omitted pursuant to Rule 14a-8 (i)(4), which allows omission of shareholder proposals that relate to the redress of a personal claim or grievance against a company or any other person, or that are designed to result in a benefit to the proponent or further a personal interest that is not shared by other shareholders at large. A series of no-action letters have determined that where a proposal appears to be part of a campaign by the proponent to redress an existing personal grievance, it may be excluded notwithstanding the absence of any personal claim or grievance on its face. **See Texaco, Inc.** (available Mar. 18, 1993) (proposal to limit executive compensation nevertheless excludable under former Rule 14a-8(c)(4) as a disguised personal grievance); **Eastman Kodak [*37] Co.** (available Mar. 5, 1993) (proposal by a terminated employee to establish a Stockholders' Advisory Committee excludable because, "while drafted to address broader considerations, [it] appears to involve one in a series of steps relating to the long-standing grievance against the Company by the proponent"); **International Business Machines** (available Feb. 5, 1980) ("**IBM**") (although proposal by a terminated employee was "drafted in such a way that it may relate to matters which may be of general interest to all shareholders, it appears that the proponent is using the proposal as one of many tactics designed to redress an existing personal grievance").

In **Cabot Corp.** (available Oct. 30, 1985), the proponent was a former employee whose job had been filled while he had been out of work with a disability. In return, the proponent sought redress for this treatment by seeking to have a proposal calling for the establishment of an "Ethics Committee" included in the company's proxy materials. Earlier, the proponent had unsuccessfully brought an action alleging age discrimination and had also made several claims for additional payments under the company's profit sharing plan. **[*38]** Although the proponent did not expressly refer to a prior personal grievance with his former employer, the Staff found that there was a basis for omitting the proposal pursuant to former Rule 14a-8(c)(4). **See also General Electric Co.** (available Jan. 19, 1989) (proposal by retired employee seeking implementation of formal appeal and review system was properly omitted under former Rule 14a-8(c)(4) where proponent was in effect seeking "ethical treatment" of his own contributions to the development of the company's products).

In the present case, the Proponent filed suit against Intel in December 1996 alleging in his complaint substantially the same improper or illegal conduct raised in the Proposal and the Supporting Statement. A copy of the Proponent's complaint is set forth at Attachment 9. As described below, the Proposal and Supporting Statement substantially track the Proponent's allegations in the complaint he filed against the Company:

. Item 1 of the Proposal seeks the implementation of policies requiring employees to treat each other with "professional dignity and respect;" the complaint alleges that Intel and its managing employees often treated the Proponent unprofessionally **[*39]** and frequently insulted him (see, e.g., paras. 15, 17, 21, and 22);

. Item 2 of the Proposal seeks the implementation of policies requiring employees to observe "the strictest standards of honesty and integrity;" the complaint alleges that Intel employees lied to the Proponent, threatened him and improperly retaliated against him (see, e.g., paras. 8, 9, 12 and 25);

. Items 3 and 4 of the Proposal seek the implementation of policies limiting work-hour requirements and relaxing employee starting times; the complaint alleges that Intel employees on numerous occasions imposed upon the Proponent work deadlines that could not be met and pressured him to work longer hours (see, e.g., paras. 16, 17 and 22);

. Item 5 of the Proposal seeks to end Intel's alleged use of "annual employee termination quotas," and, together with paragraph 1 of the Supporting Statement, suggests that the Company's termination guidelines are unfair, improper and even detrimental to the Company; the complaint alleges that Intel unjustifiably disciplined the Proponent (see, e.g., paras. 30-36); and

. Item 6 of the Proposal and paragraph 2 of the Supporting Statement essentially charge Intel with illegally discriminating **[*40]** against older and disabled persons; the complaint alleges that Intel discriminated against the Proponent on the basis of his age and disability (see, e.g., paras. 11 and 37-62).

Thus, each element of the Proposal and the Supporting Statement mirrors one or more of the various allegations contained in the Proponent's earlier complaint. However, before Intel could vindicate itself against these allegations, the Proponent voluntarily withdrew his claim in March 1998. The Proponent now seeks to raise through the Proposal the same points which he sought to assert in court. Given the background and the substantial similarity between the Proponent's complaint and the Proposal and Supporting Statement, it is reasonable to conclude that the Proponent once again is raising these same allegations in a different format in order to attempt to promote the Proponent's personal objectives.

The Proposal presents a case similar to those in **Cabot, General Electric** and **IBM.** It seeks the implementation of an Employee Bill of Rights essentially in retaliation for whatever injustices the Proponent believes he suffered in connection with his employment at Intel. As in those cases, the Proponent **[*41]** does not specifically reference his personal grievance in his Proposal or Supporting Statement. Nevertheless, the apparent facial neutrality of the Proposal and the Supporting Statement are belied by the fact that each and every element of the Proposal and of the Supporting Statement raise substantially the same issues as the Proponent's earlier litigation complaint. Accordingly, we believe that the Proposal and the Supporting Statement are motivated by the Proponent's personal desire to seek further redress or satisfaction for the conduct that he alleges in his lawsuit against the Company, and therefore may properly be omitted from the 1999 Proxy Materials because they are motivated by the Proponent's personal grievance with Intel.

III. THE PROPOSAL AND THE SUPPORTING STATEMENT DEAL WITH MATTERS RELATING TO INTEL'S ORDINARY BUSINESS OPERATIONS

The Proposal and the Supporting Statement may properly be omitted pursuant to Rule 14a-8 (i)(7), which permits the omission of shareholder proposals dealing with matters relating to the Company's **ordinary business** operations. According to the Commission's Release accompanying the 1998 amendments to Rule 14a-8, the underlying policy **[*42]** of the **ordinary business** exclusion is "to confine the resolution of **ordinary business** problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual meeting." Release No. 34-40018 (May 21, 1998) (the "1998 Release"). The 1998 Release contemplated that "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis" that they are not proper subjects for shareholder proposals, including in particular proposals relating to "the management of the workforce, such as the hiring, promotion, and termination of employees...." Importantly, although it reversed the Staff's position in **Cracker Barrel Old Country Stores, Inc.** (available Oct. 13, 1992) with respect to the automatic exclusion of employment-related shareholder proposals raising social policy issues, the 1998 Release specifically stated that "reversal of the [Cracker Barrel] position does not affect the Division's analysis of any other category of proposals under the exclusion, **such as proposals on general business operations.**" (emphasis added). Pursuant to the amended rules, the Staff will determine excludability **[*43]** under the "**ordinary business**" standard on a case-by-case basis, taking into account such factors as the nature of the proposal and the circumstances of the company to which it is directed.

The present Proposal seeks the implementation by Intel of specific provisions as an "Employee Bill of Rights," which essentially amounts to a corporate code of conduct applicable to employees. The topics covered by the Proposal do not raise significant social policy issues. As noted above, the specific provisions of the proposed Employee Bill of Rights address the Company's guidelines on inter-employee relations, the length of the work week, the precise time employees are to commence their work on a daily basis and the manner in which they are to otherwise fulfill their job-related responsibilities, as well as the criteria according to which Intel may terminate employees. Even assuming that these specific provisions of the Proposal were not otherwise false and misleading or improperly motivated by a personal grievance of the Proponent, the issues raised by the Proposal all relate to the management of the Company's workforce and thus constitute the type of proposal that continues to be considered **[*44]** as addressing **ordinary business,** as contemplated by the 1998 Release.

A long series of Staff letters -- both pre- and post-**Cracker Barrel** -- concurring in the omission of shareholder proposals which sought implementation of specified provisions for corporate codes of conduct amply demonstrates that the Proposal deals with matters relating to the Company's **ordinary business.** In **Transamerica Corp.** (available Jan. 22, 1986), the Staff agreed that there was a basis for excluding a proposal calling for a corporate code of conduct addressing, among other things, employee relations and equal employment opportunity. In **NYNEX Corp.** (available Feb. 1, 1989), the Staff concurred in the omission of a similar shareholder proposal, noting that the proposal sought to specify "the particular topics to be addressed in the Company's code of conduct." **See also USX Corp.** (available Dec. 28, 1995) (proposal seeking implementation of a Code of Ethics to establish a "pattern of fair play" in the dealings between the company and retired employees, in particular, was properly excludable as relating to **ordinary business** because it dealt with "the terms of a corporate Code of Ethics"); **Barnett [*45] Banks, Inc.** (available Dec. 18, 1995) (proposal may properly be omitted as relating to **ordinary business** where it deals with "the preparation and publication of a Code of Ethics").

Although the Proposal seeks the implementation of an "Employee Bill of Rights" rather than a "Code of Conduct" or "Code of Ethics," Intel believes that there is no substantive difference between the current Proposal and those deemed excludable in **Transamerica, NYNEX** and **USX**, for example. All of these proposals would specify the terms guiding the **ordinary business** interactions between and among Intel and its employees. Indeed, it is difficult to conceive of a greater intrusion into the **ordinary business** of the Company than a shareholder proposal that would dictate, among other things, such detailed operational matters as employee work hours, employee starting times and conditions on the lawful, non-discriminatory termination of employees. Accordingly, we believe that the Proposal and the Supporting Statement are properly excludable under Rule 14a-8(i)(7) as relating to the conduct of the Company's **ordinary business.**

IV. INTEL HAS SUBSTANTIALLY IMPLEMENTED THE PROPOSAL

Even assuming that they **[*46]** were otherwise not excludable, the Proposal and the Supporting Statement may properly be omitted pursuant to Rule 14a-8(i)(10), which permits the omission of a shareholder proposal where a company has already "substantially implemented" the elements thereof. The 1998 Release notes that this rule merely reflects the interpretation earlier adopted in Exchange Act Release No. 20091 (Aug. 16, 1983) under former Rule 14a-8(c)(10). Pursuant to the 1983 interpretation, the Staff has stated that "a determination that the Company has substantially implemented the proposal depends upon whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal." **Texaco, Inc.** (available Mar. 28, 1991). Where a company can demonstrate that it has already adopted policies or taken actions to address each element of a shareholder proposal, the Staff has concurred that the proposal may be excluded as moot. **See, e.g., Nordstrom Inc.** (available Feb. 8, 1995) (proposal that company commit to code of conduct for its overseas suppliers that was substantially covered by existing company guidelines was excludable as moot). To the same effect, **see also The Gap, [*47] Inc.** (available Mar. 8, 1996). As discussed below, the guidelines adopted and the initiatives undertaken by Intel demonstrate that it has substantially implemented the Proposal, thus rendering it moot.

As noted above, Intel works hard to support a good workplace environment and is proud of the fact that the Company has been recognized as a good place to work with progressive employee guidelines and practices. For example, the January 6, 1999 issue of Fortune Magazine identified Intel as one of the 50 "Best Companies to Work for in America." In addition, as noted above, a December 1997 EEOC Task Force Report identified Intel for its private sector "best practices." Such recognition belies the notion that there is a need for Proponent's "Employee Bill of Rights." An itemized review of the Proposal confirms this.

First, as noted in Section I above, Items 1 and 2 of the Proposal have been substantially implemented because Intel has already adopted both its Corporate Business Principles and a set of Corporate Value Statements which require, among other things, that employees treat each other with dignity and respect, and that employees adhere to strict standards of honesty and integrity. **[*48]** (See Attachment 2, pages 6-8, and Attachment 3, respectively.) Intel's open commitment to these values and principles is demonstrated by the fact that, as detailed in Section I above, the Company publishes and highlights them on its website, through which it communicates directly with present and prospective employees, shareholders and the public at large. Although the Proposal seeks the implementation of an "Employee Bill of Rights" rather than "Corporate Values" or "Corporate Business Principles," the mere format of the Proposal should not be dispositive under the "substantially implemented" test, and accordingly these items should be excludable under Rule 14a-8(i)(10).

Second, Item 3 of the Proposal, which seeks to prevent Intel from requiring work hours exceeding 60 hours or 6 days per week, has also been "substantially implemented." As noted in Section I above, Intel employees themselves do not report working more than 60 hours per week, nor does Intel have any guideline requiring them to work in excess of 60 hours or 6 days per week. Such facts demonstrate that this portion of the Proposal is moot, and thus may be deemed to have been "substantially implemented."

Third, Item **[*49]** 4 of the Proposal, which seeks to require Intel to approve flexible working hours for its employees has also been "substantially implemented." As noted in Section I above, Intel has already adopted a Corporate Business Policy endorsing flexibility in work hours where appropriate (see Attachment 2, pages 9-10), as well as guidelines for workers who wish to telecommute or work part-time (see Attachments 5 and 6). Accordingly, this portion of the Proposal is also moot, and thus excludable as having been "substantially implemented."

Finally, Items 5 and 6, which seek to have Intel (i) discontinue the use of "annual employee termination quotas" and (ii) end the "targeting" of older or unhealthy employees for termination, respectively, are also moot since Intel does not have and has never had such guidelines. As noted in Section I above, Intel:

1. Has **not** utilized any "annual employee termination quotas" or other such targets, and, in addition, currently devotes significant resources to helping employees whose jobs become obsolete to transition to other positions with the Company; and

2. Has **not** engaged in "targeting" for termination either older employees or employees with **[*50]** health problems.

In addition, Intel's Corporate Business Principles expressly prohibit discrimination on the basis of, among other things, age or disability. Because there is no factual support for the Proponent's assertions that Intel has engaged in the alleged illegal and improper conduct, and because Intel has already implemented guidelines consistent with those addressed in the Proposal, we believe that these provisions, too, have been "substantially implemented."

Accordingly, as in **Nordstrom** and **The Gap,** Intel has already acted to implement or, with respect to the items for which it has never engaged in the conduct alleged, to ensure continued compliance with each item raised in the Proposal. Each such item has already been substantially, if not completely, implemented by Intel. Thus, we believe that the Proposal may be fully omitted from Intel's 1999 Proxy Materials under Rule 14a-8(i)(10).

CONCLUSION

For the foregoing reasons, we respectfully request that the Staff concur in our opinion that the Proposal and the Supporting Statement may be excluded from Intel's 1999 Proxy Materials. We would be happy to provide you with any additional information and answer **[*51]** any questions that you may have regarding this subject. Should you disagree with the conclusions set forth herein, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. Please do not hesitate to call me or my colleague Chris Bosland at (202) 955-8500 if we may be of any further assistance in this matter.

Sincerely,

Ronald O. Mueller

Securities Exchange Act of 1934 -- Rule 14a-8(i)(7)

March 15, 1999

CORE TERMS: climate, global, warming, shareholder, supplier, factory, proponent, staff, vendor, monitoring, proxy, wage, pamphlet, emission, child labor, sisters, implemented, greenhouse, no-action, board of directors, forced labor, certification, manufacturers, treaty, fail to comply, human rights, manufacture, composition, temperature, conjunction

[*1] Wal-Mart Stores, Inc.

TOTAL NUMBER OF LETTERS:
3

SEC-REPLY-1:
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 15, 1999

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Wal-Mart Stores, Inc.
Incoming letter dated February 10, 1999

The proposal requests the board of directors report on Wal-Mart's actions to ensure it does not purchase from suppliers who manufacture items using forced labor, convict labor, child labor or who fail to comply with laws protecting employees' rights and describing other matters to be included in the report.

There appears to be some basis for your view that Wal-Mart may exclude the proposal under rule 14a-8(i)(7). We note in particular that, although the proposal appears to address matters outside the scope of ordinary business, paragraph 3 of the description of matters to be included in the report relates to ordinary business operations. Accordingly, insofar as it has not been the Division's practice to permit revisions under rule 14a-8(i)(7), we will not recommend enforcement action to the Commission if Wal-Mart omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found **[*2]** it necessary to address the alternative bases for omission on which Wal-Mart relies.

Sincerely,

Theresa Regan
Attorney-Advisor

INQUIRY-1: PAUL M. NEUHAUSER

ATTORNEY AT LAW

3485 RICHARD CIRCLE, S.W.

IOWA CITY, IOWA 52240

OFFICE PHONE
319-335-9076
OFFICE FAX
319-335-9019
319-335-9098

HOME PHONE
319-338-6070

February 26, 1999

Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Att: Carolyn Sherman, Esq.
Office of the Chief Counsel
Division of Corporation Finance

Re: Shareholder Proposal Submitted to Exxon Corporation

Dear Sir/Madam:

I have been asked by the Province of St. Joseph of the Capuchin Order, the Community of the Sisters of St. Dominic of Caldwell, New Jersey, the Congregation of the Holy Cross (Southern Province), the Congregation of the Sisters of Charity of the Incarnate Word, the Domestic and Foreign Missionary Society of the Protestant Episcopal Church, the Dominican Province of St. Albert the Great, the Immaculate Heart Missions, the Marianist Society (Province of St. Louis), the Marianist Society (New York Province), the Missionary Oblates of Mary Immaculate, the Presbyterian Church (USA), the Redemptionists (Denver Province), the Sinsinawa **[*3]** Dominicans, the Sisters of Charity of Cincinnati, the Sisters of the Holy Spirit and Mary Immaculate, the Sisters of St. Francis of Philadelphia, the Sisters of St. Joseph of Nazareth, the Society of Catholic Medical Missionaries, the Society of Mary (Province of St. Louis), and the Women's Division of the General Board of Missions of the United Methodist Church (which religious institutional investors are hereinafter referred to as the "Proponents"), each of which is a beneficial owner of shares of common stock of Exxon Corporation (hereinafter referred to as "Exxon" or the "Company"), and who have jointly submitted a shareholder proposal to Exxon, to respond to the letter dated January 15, 1999, sent to the Securities & Exchange Commission by the Company, in which Exxon contends that the Proponents' shareholder proposal may be excluded from the Company's 1999 proxy statement by virtue of Rules 14a-8(i)(3) and 14a-8(i)(10).

I have reviewed the Proponents' shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proponents' shareholder proposal must be included in Exxon's **[*4]** 1999 proxy statement and that it is not excludable by virtue of either of the cited rules.

RULE 14a-8(i)(3)

1. Liabilities

Exxon has failed to assert that the Proponents have made a false statement or have omitted to state a material fact. If Exxon believes that there is no reasonable grounds to believe that it will incur liability, let it so state in its own Statement in Opposition (which will, of course, be subject to Rule 14a-9).

2.

We are at a loss to understand Exxon's objection. It is a member of the Global Climate Coalition, which takes ads in newspapers which deny the existence of global warming (climate change). In addition, at a meeting between Exxon representatives and various Church groups, held in New York on February 11, 1999, at which the undersigned was present, the Exxon representatives denied the existence of climate change. Similarly, in the Company's no-action letter request to the SEC one year ago (see Exxon Corporation (January 26, 1998)), the Company vehemently denied the existence of climate change. The CEO of Exxon, Mr. Lee R. Raymond gave a talk in Beijing in October, 1997, which was published by Exxon and appeared as the Company's Exhibit 3 to its no-action **[*5]** request of one year ago. Each double page contains a highlighted summary of major points printed in a special box. One of the highlighted summaries reads "Many people believe that global warming is a rock-solid certainty. But it is not." Elsewhere in the speech he asserts that "the case for so-called global warming is far from airtight". In Exxon's favorite pamphlet, "Global Climate Change: Everyone's Debate", Mr. Raymond states in his page one covering latter "Even if global warming were a proven threat - which it is not..." In contrast to Exxon's self-interested views, 168 nations signed the Kyoto treaty aimed at reducing greenhouse gases in order to slow global warming. We believe that it is wholly accurate to assert that Exxon engages in "efforts to undermine national and international responses" to the problem. The Company appears to be talking out of both sides of its mouth: on the one hand asserting that there is no evidence of climate change and on the other objecting if the Proponents point out what it has been saying.

Although the Company is quite correct in stating that the Senate is opposed to the Kyoto treaty as it now stands, that opposition arises not from a denial **[*6]** of the existence of global warming, but rather is based on the fact that not all nations would be required to address the problem of global warming. The Western nations, and especially the United States, would be required to reduce their greenhouse gas output, but no restrictions whatever are plated on "developing" nations, such as China, which can be expected to catch up with the United States in greenhouse gas output at some point during the coming century. The reason for the unanimous opposition is therefore not that global warming is not occurring, but rather that efforts to combat it are not spread equitably. Contrary to the implication of Exxon's argument, public and international policy is, indeed, based on the existence of global warming, and the Senatorial opposition to the treaty is no evidence that the Senate does not believe that there is, in fact, global warming. The manner by which the Global Climate Coalition is undermining public policy is not via its opposition to the treaty, but rather its denial of the existence of global warming in the first place.

3. Last paragraph

The last sentence of the Whereas clause states that the Proponents know of no scientific articles **[*7]** which have been peer reviewed which support the Company's position that there is no evidence of climate change. The Company offers four articles which purport to refute their assertion.

However, the first two deal not with the science of climate change, but rather with the economic consequences of cutting the use of fossil fuels. There are therefore irrelevant to Exxon's contention.

Exxon notes that it has quoted from the third article on page 10 of Exxon's booklet entitled "Global Climate Change: Everybody's Debate". That quotation is as follows:

> Delaying the implementation of emissions controls for 10 to 20 years will have little effect on the atmospheric concentrations of greenhouse gas emissions.

We fail to see how this supports the proposition that there is no evidence of global warming. It is merely a statement that the emission controls contemplated by that report would have little effect. It is neither a statement that more severe controls would have no effect nor a statement that humans are not causing climate change. The article, written incidently prior to the IPPC study, fails to support Exxon's position.

Finally, the fourth article referred to by Exxon is the IPCC **[*8]** report. That report does not support Exxon's position. It concludes that climate change is being caused by human activity. Although it concedes that there are some uncertainties, these uncertainties pertain to the extent of the human induced change, but not to its existence. For a fuller discussion of this matter, we refer the Staff to our letter dated January 23, 1998, sent to the Staff in opposition to last year's no-action letter request by Exxon. (The relevant portion of which is set forth as an appendix to this letter.)

4. General

The Proponents' shareholder proposal does not refer to public debate. It refers to efforts by the Company to undermine international responses to the problem of global warming as a predicate for the issuance by the Company of a report to shareholders on (i) the impact of global warming on the Company and (ii) whether Exxon can reduce carbon dioxide emissions. That is not the termination of debate. On the contrary, the requested report by Exxon would state Exxon's position, whatever that may be. There is no requirement that the requested report reflect the views of the Proponent. We fail to see how the statement of the Proponents position is **[*9]** a violation of Rule 14a-9.

In conclusion, we do not believe that any of the Proponents' statements violate Rule 14a-9. If, however, the Staff were to disagree with us, we would be willing to revise those statement, whether to rephrase them as matters of belief or otherwise.

RULE 14a-8(i)(10)

The burden of proof is on the registrant to establish the applicability of any of the exclusions, including (i)(10), set forth in Rule 14a-8(i). See Rule 14a-8(g).

Although the Company lists a large number of publications which it asserts makes some mention of global warming, with but one exception, it does not attempt to show how these publications have mooted the Proponents' shareholder proposal. Therefore, all but one of the publications are irrelevant to the Company's argument. The only relevant document which need be examined to see if it moots the proposal is therefore the pamphlet entitled "Global Climate Change: Everybody's Debate".

The shareholder proposal requests three things:

> (i) a report on "the impact of global warming on [the] Company's policies and practices"; we do not find anything in the pamphlet which addresses this matter;
>
> (ii) a report any possible liabilities arising out **[*10]** of global warming; we do not find anything in the pamphlet which addresses this matter;

(iii) a report on "what Exxon can do to reduce carbon dioxide emissions" from fossil fuels; we find almost nothing in the pamphlet which addresses this matter (the exceptions are on p. 10).

Thus, although the pamphlet discusses the general topic of global warming, it does almost nothing to respond to any of the specific matters raised by the Proponents. On the contrary, the pamphlet seems to be aimed primarily at the Kyoto treaty. It is therefore clear that the issuance of the pamphlet does not substantially implement the shareholder proposal.

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no-action request. We would appreciate your telephoning the undersigned at 319-335-9076 with respect to any questions in connection with this matter or if the staff wishes any further information.

Verly truly yours,

Paul M. Neuhauser
Attorney at Law

APPENDIX

2. The Human Component in Climate Change

Although at times Exxon seems to argue that climate change is non-existent, at other times the Company seems to be arguing merely that climate **[*11]** change is not caused by human activity, but rather is a natural phenomenon. This is a question which has been more seriously debated than whether climate change exists at all. Nevertheless, there is no doubt that, despite the occasional dissenter, a consensus on this matter also exists. For example, two weeks ago the United States government announced that global temperatures reached a new high in 1997. On January 9, 1998, The New York Times quoted Thomas R. Karl, a senior scientist at the National Climate Data Center, as stating that "We believe this tendency for increased global temperatures is related to human activity." (See Exhibit B.) The article also notes that:

> Mainstream scientists say emissions of heat-trapping gases like carbon dioxide, which is produced by the burning of coal and oil, are responsible for at least part of the warming trend. The Government experts restated that judgement yesterday.

Similarly, an article on the same date in The Washington Post stated that data released by NOAA show not only that 1997 was the warmest year on record, but also that nine of the eleven warmest years have occurred during the past ten years. (See Exhibit C.) That article **[*12]** quotes Elbert W. Friday, Jr., NOAA's associate administrator for oceanic and atmospheric research, as stating that "For the first time, I feel confident saying there's a human component" in the rising temperatures.

This, of course, is also the consensus of 168 governments, 2,500 climate scientists and 2,000 economists.

The Company's principle attack on this consensus involves an attack on the IPCC report, allegedly made by Dr. Benjamin Santer of the Lawrence Livermore National Laboratory, relying on an alleged quotation from Dr. Santer which appeared in an article in Science. However, Attached as Exhibit E is a copy of a letter from Dr. Santer stating that he objects to the distortion of his position which debunkers of global warming have been engaged in.

Specifically, he denies that he does not believe that human activity causes global warming. On the contrary, his open letter of June 10, 1997, states:

> ... I am not distancing myself from one of the primary conclusions of the Intergovernmental Panel on Climate Change (IPCC) -- that "the balance of evidence suggests a discernable human influence on global climate" (a statement for which I bear some responsibility). Indeed, **[*13]** it is my considered professional opinion that the scientific evidence that has emerged subsequent to the publication of the IPCC report in June 1996 reinforces and fully warrants the IPCC's "discernable human influence" conclusion. (Emphasis in original.)
>
> One sentence of mine that was reported... has been used by Western Fuels [in newspaper ads] to imply that climate change science is so uncertain that we don't have to worry about any potential impact of human activities on climate.
>
> This may be what Western Fuels believes (or wishes the pubic to believe), but it is not what I believe. . . The question is not whether, but rather to what extent such changes in atmospheric composition have already influenced the climate in the past century and will continue to influence the climate of the 21st century. (Emphasis in original.)
>
> The best scientific information we have suggests that the human component of climate change is not trivially small, and that human activities are already producing a climate-change "signal" that can be discriminated from the background "noise" of natural climate variability. (Emphasis in original.)

It is perfectly true that, as Exxon contends, there **[*14]** exist uncertainties in connection with the human component of climate change. This point is made in the IPCC report. But those uncertainties pertain to the extent of the human induced change, not to its existence. This is explained in other parts of Dr. Santer's open letter. Following his comment (quoted above) which questions whether Western Fuels may be trying to mislead the public, Dr. Santer states:

> Uncertainties are a fundamental part of any branch of science. Although we will never have complete certainty about the exact size of the past, present and future human effect on climate, we do know -- beyond any reasonable doubt -- that the burning of fossil fuels has modified the chemical composition of the atmosphere. The question is not whether, but rather to what extent such changes in atmospheric composition have already influenced the climate of the past century and will continue to influence the climate of the 21st century.

Thus, the uncertainties which Exxon stresses have nothing to do with the fact of human influence on climate change, but rather with the magnitude of the human-induced changes in climate. The fact that there is an element of uncertainty **[*15]** does not indicate that everything about the matter is uncertain. By analogy, we can be uncertain about when the sun will die and our solar system will end without being uncertain about whether the sun will rise tomorrow. We suggest that the various snippets from the IPCC report which are set forth in the Company's Enclosure 4 be read in light of the distinction made by Dr. Santer between, on the one band, the lack of uncertainty concerning whether human activities affect climate change and, on the other hand, our inability to ascertain exactly the magnitude of such inevitable change. If read in that light, the significance of the snippets evaporates.

In this connection, we note that the Company's quote from its Enclosure 6 (the MIT paper) appears to rely primarily on the interpretation of Dr. Santer's remarks quoted in Science which Dr. Santer has himself repudiated. Furthermore, if one examines the MIT paper as a whole it contradicts Exxon's position. The paper does not contend that there is no proven effect on climate from human activity. Rather, the gist of the paper is that there will be an effect, but the magnitude of that effect is uncertain. (Exactly Dr. Santer's **[*16]** point.) For example, the raison d'etre for the paper is the fact that its authors have conceived a computer model to predict the possible range of climate change during the 21st century. The predictions of this model are set forth in the graph on page 3 of the paper. The computer simulation gives seven possible outcomes, dependent on a variety of variables related to how much greenhouse gases are emitted, uncertainties in the natural climate process etc. Most conspicuous is that all seven computer simulations result in increases in temperature. There is no doubt that the globe will warm. The only question is how large the increase will be. The paper concludes that even though there are a range of possible outcomes, the prudent course would be to initiate now some steps to limit greenhouse emissions.

Thus, the very materials which the Company relies on to establish its case (Dr. Santer and the MIT paper) do not support that case. Rather they both support the fact that human activity is contributing to climate change, although the exact amount of warming cannot be predicted with certainty.

The New York Times of December 12, 1997 quoted John Browne, the CEO of British Petroleum, **[*17]** as follows:

> In Mr. Browne's view, it is time for the business world to accept the realities of global warming, which he described as facts backed by "effective consensus among the world's leading scientists and serious and well-informed people".

We urge Exxon, as well as the Staff, to join that consensus of serious and well informed people.

INQUIRY-2:

WAL*MART

WAL*MART STORES, INC. LEGAL TEAM
702 S.W. 8TH STREET
BENTONVILLE, AR 72716-8315
PHONE: 501-277-2345
FAX: 501-277-5991

February 10, 1999
VIA OVERNIGHT COURIER

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Re: Wal-Mart Stores, Inc. -- Omission of Shareholder Proposal

Gentlemen:

Wal-Mart Stores, Inc., a Delaware corporation (the "Company" or "Wal-Mart"), is filing this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the

"Exchange Act"), to notify the Commission of the Company's intention to exclude a shareholder proposal (the "Proposal") from its 1999 proxy materials for its Annual Meeting of Stockholders. The Proposal was submitted by the General Board of Pension and Health **[*18]** Benefits of the United Methodist Church and 21 other stockholders. A copy of the Proposal is attached to this letter as Exhibit A. In accordance with Rule 14a-8(j), six copies of this letter are enclosed.

The Proposal provides as follows:

> "Resolved: The shareholders request that the Board of Directors prepare a report at reasonable expense describing Wal-Mart's actions to ensure it does not purchase from suppliers who manufacture items using forced labor, convict labor, or child labor, or who fail to comply with laws protecting their employees' wages, benefits, working conditions, freedom of association and other rights. This report will be made available by November, 1999.

We believe the report should include a description of:

1. Current monitoring practices enforcing the company's Standards for Vendor Partners for its manufacturers and licensees.

2. Plans for independent monitoring programs in conjunction with local respected religious and human rights groups.

3. Policies to implement wage adjustments to ensure adequate purchasing power and a sustainable living wage.

4. Incentives to encourage suppliers to comply with standards, rather than terminate contracts.
[*19]
5. Plans to report to the public on supplier compliance reviews."

The Company believes it may exclude the Proposal from its 1999 proxy materials under Rule 14a-8(i) of the Exchange Act because (i) Wal-Mart has substantially implemented the Proposal; and (ii) the Proposal deals with matters relating to Wal-Mart's ordinary business operations.

Rule 14a-8(i)(10)

Rule 14a-8(i)(10) permits a registrant to omit any shareholder proposal that has been substantially implemented. The Proposal requests the Board to prepare and make available a report addressing the Company's actions to ensure it does not purchase goods from suppliers who manufacture items using forced labor, convict labor or child labor, or who fail to comply with laws protecting their employees' wages, benefits, working conditions, freedom of association and other rights. In 1992 Wal-Mart implemented it Standards for Vendor Partners, which every Wal-Mart Vendor *must* comply with as a condition of doing business with Wal-Mart. Wal-Mart has created a factory inspection and certification program to monitor compliance with its Standards for Vendor Partners. These Standards for Vendor Partners, as well as a description **[*20]** of our monitoring program, are publicly available on Wal-Mart's internet site. A copy of the Standards for Vendor Partners is attached as Exhibit B and a description of the monitoring program is attached as Exhibit C. In addition to availability on the internet, Wal-Mart routinely makes its Standards for Vendor Partners available for anyone requesting them. Accordingly, Wal-Mart has already substantially implemented the Proposal.

Wal-Mart's Standards for Vendor Partners requires its vendors to:

. comply with all applicable laws;

. fairly compensate employees at the higher of legally required minimum wages or the prevailing industry wages;

. maintain reasonable work hours;

. maintain employment on a voluntary basis;

. base employment on an individual's ability to do the job, not on the basis of personal characteristics or beliefs;

. maintain a safe, clean and healthy workplace environment; and

. demonstrate a commitment to the environment.

In addition to requiring its vendors to comply with the Standards for Vendor Partners, Wal-Mart requires that the Standards be posted in all factories producing goods for Wal-Mart. Wal-Mart's Standards for Vendor Partners have been **[*21]** translated into several languages (Mandarin, Portuguese. Spanish, Thai, Turkish, Arabic and French) in addition to English for posting in factories. The Company has also established a toll-free number that is posted with the Standards in the factories so that any suspected violations of its Standards for Vendor Partners may be easily reported.

In conjunction with the establishment of the Standards for Vendor Partners, the Company established a factory inspection and certification program. Each year Wal-Mart's agents conduct onsite visits to inspect *every* factory that produces goods for which Wal-Mart is the importer of record. In a typical year, Wal-Mart's agents inspect approximately 3,500 factories.

A factory is automatically denied certification and Wal-Mart will not buy goods produced in that factory if any of the following are discovered:

. inadequate fire safety equipment;

. locked or blocked fire escapes;

. illegal child labor;

. evidence of forced labor or prison labor; or

. evidence of transshipment of goods (labeling showing an incorrect country of origin).

Certification is also denied if a factory's overall total assessed score falls below a passing score **[*22]** established by the Company. Factories are encouraged to correct deficiencies identified by the inspectors. To encourage continual improvements in the overall working conditions of the factories, the Company has raised the passing score several times since it adopted the inspection and certification program.

If inspectors discover the problems listed above at a supplier's factory, the Company will not place any orders with the vendor for any goods manufactured in the country where the factory is located. If such problems are encountered in factories in more than one country, Wal-Mart will not do any business with the vendor responsible for supplying goods from those factories. As a result of Wal-Mart's inspection and certification program, over 100 factories around the world are currently barred from producing merchandise for Wal-Mart.

The omission of shareholder proposals similar to the Proposal has been allowed by the Staff of the Commission under old Rule 14a-8(c)(10) (which provided for the omission of a proposal if the proposal had been rendered moot as a result of being substantially implemented) in every case where the issuer had set in place policies and procedures relating **[*23]** to the conduct of suppliers. In no-action letters to Nordstrom, Inc. (avail. February 8, 1995), The Gap, Inc. (avail. March 8, 1996) and Sears, Roebuck & Co. (avail. February 23, 1998), shareholder proposals substantially similar to the Proposal were deemed moot based on the fact that each company (i) already had sourcing policies, procedures and/or guidelines which governed the operations of its suppliers. (ii) monitored its suppliers and conducted on-site visits, and (iii) in certain instances, required each supplier to comply with the company's wage and labor laws. Wal-Mart's policies, procedures and practices are clearly analogous to those in place in each of the no-action letters cited above.

Based on the foregoing, the Proposal has been "substantially implemented" and may, therefore, be properly omitted from the Company's 1999 proxy materials in accordance with Rule 14a-8(i)(10).

Rule 14a-8(i)(7)

Under Rule 14a-8(i)(7), a proposal may be omitted from a registrant's proxy statement if such proposal "deals with a matter relating to the company's ordinary business operations." The policy underlying Rule 14a-8(i)(7) (previously Rule 14a-8(c)(7)) ". . . is basically the same **[*24]** as the underlying policy of most state corporation laws to confine the solution of ordinary business problems to the board of directors and place such problems beyond the competence and directions of shareholders. The basic reason for this policy is that it is manifestly impracticable in most cases for stockholders to decide management problems at corporate meetings." Commission Release No. 34-19135, n. 47 (October 14, 1982), quoting the testimony of Commission Chairman Armstrong at the Hearings on SEC Enforcement Problems Before the Subcommittee of the Senate Committee on Banking and Currency, 85th Cong. 1st Sess., 118 (1957). Section 141(a) of the Delaware General Corporation Law (the corporation law of the jurisdiction in which Wal-Mart is incorporated) reflects this policy by providing ". . . the business and affairs of every corporation organized under this subchapter shall be managed by or under the direction of a board of directors . . . ."

In May 1998, the Commission amended its rules on shareholder proposals (Exchange Act Release No. 40018, May 21, 1998) (the "Release"). In the Release, the Commission stated that in analyzing proposals under the ordinary business exclusion **[*25]** it would return to the standard it had previously articulated in its 1976 Release. *See* Exchange Act Release No. 12999 (November 22, 1976). The Release notes that the policy underlying the ordinary business exclusion rests on two central themes. The first policy consideration is that "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers." The second policy consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into mattes of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment.

The Staff of the Commission has consistently recognized that decisions concerning the selection of and relationships with vendors and suppliers are matters of ordinary business. For example, the Company received a proposal for inclusion in its 1991 proxy materials requesting **[*26]** a report on certain of the Company's employment policies and a description of the Company's efforts to publicize its policies to vendors and suppliers and to purchase goods and services from minority and female-owned businesses. The Staff allowed the omission of the proposal, noting that "the proposal involves a request for detailed information on the composition of the Company's work force, employment practices and policies, and also on the Company's practices and policies for selecting suppliers of goods and services." Wal-Mart Stores, Inc. (available April 10, 1991). See also, Dayton Hudson Corp. (available March 12, 1996) (addressing, in part, policies and programs favoring the purchase of goods and services from minority and/or female-owned suppliers); American Brands, Inc. (available December 28, 1995) (addressing, in part, the purchase of goods and services from specified suppliers); and Wal-Mart Stores, Inc. (available April 10, 1992) (addressing, in part, the practices and policies for selecting suppliers of goods and services). Consistent with the policy considerations underlying Rule 14a-8(i)(7), the Staff has recognized that the selection of and business dealings with vendors **[*27]** and suppliers are matters relating to the conduct of ordinary business operations.

The Company's selection and retention of its substantial number of vendor partners involves a number of fundamental considerations, including, but not limited to, quality of products and/or services, competitive pricing, distribution, location, working conditions, compliance with Wal-Mart's vendor standards and regulatory compliance. These considerations are an integral part of Wal-Mart's daily ordinary business operations, include all the matters identified in the Proposal and are not matters within the competence of shareholders or which should be subject to direct shareholder oversight. Accordingly, the Proposal may properly be omitted from the Company's 1999 proxy materials in accordance with Rule 14a-8(i)(10).

Conclusion

In conclusion, the Company requests that the Staff confirm at its earliest convenience that it will not recommend any enforcement action if the Proposal is excluded from the Company's 1999 proxy materials. By copy of this letter, the proponents of the Shareholder Proposal are being notified of the Company's intention to omit the Proposal from its proxy materials.

Please call **[*28]** me at (501) 277-2345 if you have any questions or need additional information or as soon as a response from the Staff is available.

Sincerely,

Allison D. Garrett
Assistant General Counsel
Wal-Mart Stores, Inc.
702 S.W. 8th Street
Bentonville, Arkansas 72716-8315

ATTACHMENT

REPORT ON STANDARDS FOR VENDOR PARTNERS -- WAL-MART STORES

Whereas: The public is increasingly concerned about the conditions under which the goods they purchase and the clothing they wear are produced.

As U.S. companies import more goods, consumer concern is growing about working conditions in facilities around the world that fall far below basic standards of fair and humane treatment. Reports indicate that some retail items sold in the United States were manufactured under unhealthy working conditions or using child labor. Our company faces the challenge of ensuring that its manufacturers, suppliers and subcontractors of its products are in compliance with Wal-Mart's Standards for Vendor Partners.

Our company purchases apparel products from countries like China where human rights abuses persist, unfair labor practices occur and low wages are paid. A *Washington Post* article (June 24, **[*29]** 1997) stated: "Among American companies that buy products from wholesalers or distributors who get goods from firms owned by the Chinese military and paramilitary police are some of the biggest names in retailing: Nordstrom, Macy's, Kmart, Wal-Mart and Montgomery Ward."

We believe a socially responsible company is expected to assure shareholders and consumers that workers are treated with respect and paid fairly in factories where the products they buy are produced or assembled. Currently, it is Wal-Mart's policy only to monitor compliance of its manufacturers, not the manufacturers' sub-contractors where abuses are more likely to occur.

We believe Wal-Mart should enforce company Standards by developing independent monitoring programs with local non-governmental groups. Adding little to production costs, a policy should also be established for providing a sustainable living wage for employees.

To be effective, company codes must be carefully monitored. The Gap has participated in an independent monitoring process in El Salvador with respected religious and human rights institutions for the past three years. Other companies like Liz Claiborne, Mattel and Nike have announced plans **[*30]** to develop independent monitoring programs in conjunction with local non-governmental organizations. Through independent monitoring there can be greater assurance that the company's Standards for Vendor Partners are applied, protecting the company from negative publicity associated with the discovery of sweatshop practices.

Resolved: The shareholders request that the Board of Directors prepare a report at reasonable expense describing Wal-Mart's actions to ensure it does not purchase from suppliers who manufacture items using forced labor, convict labor, or child labor, or who fail to comply with laws protecting their employees' wages, benefits, working conditions, freedom of association and other rights. The report will be made available by November, 1999.

Supporting Statement

We believe the report should include a description of:
1. Current monitoring practices enforcing the company's Standards for Vendor Partners for its manufacturers and licensees.
2. Plans for independent monitoring programs in conjunction with local respected religious and human rights groups.
3. Policies to implement wage adjustments to ensure adequate purchasing power and a sustainable living wage.
[*31] 4. Incentives to encourage suppliers to comply with standards, rather than terminate contracts.
5. Plans to report to the public on supplier compliance reviews.

EXHIBIT C

Wilmington, DE 19898

DUPONT

DuPont Business Conduct Guide

January 2002

E.I. du Pont de Nemours and Company

Table of Contents

Please Note:

This booklet summarizes important policies, standards and guidelines of the Company with which all employees should be familiar.

"DuPont Company", "DuPont" and "Company" refer to E.I. du Pont de Nemours and Company and the subsidiaries, affiliates and joint ventures in which it has a majority interest.

The original edition of this guide was published in 1989. This is the fourth revision and contains new material on the Company's compliance efforts. In addition, it has been updated to reflect changes in the law.

Message To Employees

DuPont has a proud heritage and enjoys an excellent reputation. Now in the 21st century and our own third century of operations, it is important that we maintain and enhance that reputation. We currently operate diverse businesses around the globe under a wide range of competitive situations and subject to a variety of local laws, regulations and cultures. The future holds the promise of even greater complexity and diversity. In this type of global environment, the foundation of our long-term success will be business excellence consistent with the highest ethical standards and compliance with the law. As we watch other companies face the loss of business and possible extinction because of ethical and compliance crises, we are reminded yet again of the value ethical conduct and compliance with the laws as not only the right thing to do but the smart business thing to do.

DuPont's commitment is to conduct its business in such a fashion as to be a respected corporate citizen throughout the world. It is important that each of us clearly understands our responsibility to act in accordance with the Company's ethical standards as set forth in the Business Ethics Policy and Procedures. The attached Business Conduct Guide refers to those standards but additionally summarizes some of the more important laws that affect the Company and the proper conduct of its business. Consistently applying our ethical standards to all global business relationships will support a work environment conducive to individual and Company success.

Charles O. Holliday, Jr.
Chairman of the Board

****

"The DuPont Company will conduct its business affairs with the highest ethical standards and work diligently to be a respected corporate citizen worldwide."

Excerpt from
Corporate Mission Statement

****

THIS BOOKLET provides information...

- To guide employees so that their business conduct is consistent with the Company's ethical standards.
- To improve the understanding of the Company's ethical standards among customers, suppliers and others outside the Company.

****

Ethics/Compliance Hotline Number: (302) 774-1300

- For any employee wishing to report an ethical violation (anonymously, if desired).

Each Employee's Responsibility:

As a condition of employment with DuPont, employees are expected to comply with the law, with the Company's standards of business conduct and with the policies and procedures underlying these standards. This booklet provides guidance to employees on their basic ethical and legal responsibilities. When in doubt, employees have the responsibility to seek clarification from their line management or, if necessary, from Company legal counsel or a member of Internal Auditing management. Violations of the Company ethical standards are grounds for disciplinary action up to and including discharge and possible legal prosecution.

Under DuPont's ethical standards, each employee individually is accountable for:

1. Becoming familiar with and conducting Company business in compliance with applicable laws and ethical policies. More detailed guidance on certain ethical policies can be found in the Business Ethics Policy adopted by the Board of Directors.
2. Adhering to Company standards for protecting the environment and the safety and health of our employees, our customers, our communities and our contractors.
3. Treating all customers and suppliers in an honest and fair manner.
4. Avoiding situations where personal interests are, or appear to be, in conflict with Company interests.
5. Safeguarding and properly using Company proprietary information, assets and resources, as well as those of other organizations entrusted to DuPont.
6. Maintaining confidentiality on nonpublic information and not acting on such information for personal gain.
7. Exercising good judgement in making legal political contributions or in using political influence.
8. Understanding and complying with the DuPont Global Information Privacy Policy and applicable legal requirements for safeguarding and using individually-identifiable personal information in an appropriate manner.

Basic guidance on each of these responsibilities is provided on the following pages. Underlying these responsibilities is a philosophy of respect for the individual and fair treatment for employees. All employees benefit from an atmosphere of good ethical conduct. Employees who are aware of or suspect misconduct, illegal activities, fraud, abuse of Company assets or violations of the standards in this or the Business Ethics Policy are responsible for reporting such matters to their line management or a member of Internal Auditing Management.

The substance of every report will be investigated, and where necessary DuPont will put corrective measures in place. Employees may also report to the Vice President and General Auditor in Wilmington, Delaware, by calling the Company's hotline at (302) 774-1300. There will be no retribution against any employee for making such a report, and every effort will be made to protect the identity of the reporting employee.

Shared Responsibilities:

DuPont is committed to increasing its value to customers, employees and shareholders by profitably providing beneficial products and services to worldwide markets. We will fulfill this commitment while upholding the highest level of ethical conduct and meeting our responsibilities as a good corporate citizen. Although laws and customs will vary in the many countries in which we operate, our basic ethical standards do not vary and are set forth in this Guide.

All employees should understand the laws which apply to them in the performance of their jobs and ensure that Company operations with which they are involved are conducted in conformity with those laws. Violation of these laws can seriously damage the Company's reputation, subject the Company to liability and even subject individual employees to personal liability. Line management must fully support each employee in this responsibility and provide resources necessary for compliance, and the Company must create an atmosphere of trust which emphasizes the importance of compliance.

Compliance with the Law:

Compliance Committee

Compliance with applicable laws is a critical element of our ethical standards. To consolidate and focus efforts to comply with the law, a "Corporate Compliance Committee" composed of senior managers of the Company was established in 1993. The Committee oversees compliance matters and works to ensure that the Company has necessary policies and systems in place to train its employees, audit compliance and correct any deficiencies in compliance programs. Any questions concerning the Committee should be referred to the Office of the Senior Vice President and General Counsel.

Applicable Laws

Because of the international environment in which it operates, DuPont is subject to legal requirements that are both numerous and complex. Questions concerning any legal issue should be referred to your DuPont Legal advisor. Although it is impractical to detail all relevant laws, here is a list of those that, in general, have the greatest impact on our businesses.

Antitrust

The Company is subject to antitrust and competition laws in most countries where it does business, and the investigation and enforcement of antitrust laws is more and more the result of international cooperation among enforcement authorities. In general, most antitrust laws in effect where DuPont does business prohibit agreements or actions that may restrain trade or reduce competition. Violations include agreements among competitors to fix or control prices; to boycott specified suppliers or customers; to allocate products, territories or markets; or to limit the production or sale of products.

Special care must be exercised to ensure that any activities undertaken with representatives of other companies are not viewed and would not be construed as violations of any antitrust law.

The Company's policy with respect to antirust compliance is set forth in two booklets: "Antitrust Compliance Guidelines" and "Antitrust Guide for Members of Trade Associations" available from DuPont Legal. These should be reviewed by all personnel in marketing and related activities and by other employees whose jobs bring them into contact with competitors.

International Trade

There are several areas in which acts carried out in one part of the world can result in prosecution under the laws of another country. The most important of these are:

Antiboycott

The U.S. antiboycott laws generally prohibit U.S. companies and their subsidiaries from cooperating with international boycotts which the United States government does not sanction. A boycott occurs when a person or group of people refuse to do business with certain other people or countries. One example is the Arab boycott of Israel. U.S. companies and their worldwide subsidiaries must report to the U.S. Government any requests they receive to engage in boycotting activity.

Export Control Laws

DuPont must comply with all applicable national and multinational export control laws. For example, U.S. export control laws apply to the export and re-export of U.S. goods and technology. Under certain circumstances, these laws prohibit subsidiaries of U.S. companies, including those located outside the United States, from dealing directly or indirectly with particular countries with respect to certain transactions.

Foreign Corrupt Practices Act (FCPA)

The FCPA was enacted to prohibit payments by or on behalf of American companies (and their subsidiaries) outside the United States to foreign government officials to secure or retain businesses. In addition, the FCPA requires DuPont to use proper accounting controls and maintain accurate reasonably detailed books and records.

Customs Laws

Customs Laws, which apply to intracompany, as well as third-party transactions, require DuPont to determine the correct classification, value and country of origin of all its imports. As an importer, we must be able to demonstrate by a documented, auditable trail that DuPont exercised reasonable care in ensuring that its imports comply with all applicable laws. This requires, at a minimum, the reporting of complete, accurate and detailed information regarding any imported product, its place (or places) of manufacture and its full cost. While specific rules may vary, virtually all countries in which we do business share these requirements. Violations are punishable by civil and criminal penalties.

Government Contracting

In pursuing business with governments of various countries, the standards of conduct and prohibited practices may be different from those adhered to in commercial business. For example, in the United States, the giving of or offering to accept business courtesies from the government is severely limited. Courtesies could even include simple items such as meals and entertainment. For some government programs the government may require collecting and tracking costs in a manner that is different from generally accepted commercial practices. Research programs with a government may require a license of intellectual property to the government. Laws on government business are often complex and impose serious civil and criminal penalties for violations on both the Company and employees participating in improper practices.

Securities

Laws in a number of countries including the United States, prohibit the use of material, nonpublic information in connection with the purchase or sale of securities. The Company's Ethics Policy also forbids the use of such information obtained as a consequence of Company employment (including information about customers, suppliers or competitors, proposed acquisitions or divestitures, etc.) for the personal gain of an employee or of anyone else as a result of association with the employee. Use for personal gain includes taking advantage of such information by trading or providing information for others to trade in securities of DuPont or any other Company.

Safety & Health

DuPont has long regarded the safety and health of its employees as a core value. In addition, however, there are extensive local and national laws designed to promote a safe workplace. These laws are strictly enforced. Any incident that leads to serious injury or death of an employee is likely to be thoroughly investigated by governmental agencies. Extensive and continuous training and regular safety audits are essential for understanding and complying with safety laws.

Environment

Governments at all levels and in many countries have enacted very strict laws for the protection of the environment. Moreover, enforcement authorities have shown a strong tendency to enforce criminal laws against corporations and their employees for serious environment offenses. Environmental laws govern nearly every aspect of DuPont operations, especially those causing emissions of materials to air, land or water. Many incidents such as accidental releases and spills or newly acquired information indicating that chemicals may pose a health threat, must be reported to government agencies. Also many governments require advance notification before the Company manufacturers or imports new chemicals. Extensive and continuous employee training programs and effective programs for auditing environmental performances are essential.

Customer and Supplier Relations

DuPont does not seek to gain any advantage through the improper use of business courtesies or other inducements. Good judgment and moderation must be exercised to avoid misinterpretation and adverse effect on the reputation of the Company or its employees. Offering, giving, soliciting or receiving any form of bribe is prohibited.

Business Courtesies

Gifts, favors, entertainment and other inducements may be given if they:

- are consistent with customary business practices,
- are not excessive in value and cannot be construed as a bribe or payoff,
- do not violate applicable law or ethical standards, and
- will not embarrass the Company or the employee if publicly disclosed.

Gifts, favors, entertainment or other inducements may not be accepted by employees from any person or organization that does or seeks business with, or is a competitor of the Company, except as common courtesies usually associated with customary business practices. An especially strict standard applies when suppliers are involved. Favors or entertainment, appropriate in our sales programs, may not be appropriate or acceptable from suppliers. Employees should not accept a gift in cash or cash equivalent.

Business Inducements

Sales-related commissions, rebates, discounts, credits and allowances are customary business inducements, but careful attention is needed to avoid illegal or unethical payments and to ensure compliance with various currency exchange controls and tax regulations. Such business-inducement payments must be reasonable in value, competitively justified, properly documented and made to the business entity to whom the original sales agreement or invoice was made/issued. They should not be made to individual officers, employees or agents of such entity or to a related business entity. They should be made only in the country of such entity's place of business.

Similarly, commission payments related to Company purchases of goods and services should be made only to the seller or provider in the country of their place of business, or in the country in which the product was delivered or service rendered.

Although discouraged, "facilitating" payments are permitted if they are legal, necessary, follow an established well-recognized practice in the area, and are for administrative actions to which the Company is clearly entitled. These payments should be properly approved in advance and accurately recorded.

Conflicts of Interest

Employees should avoid any situation that may involve a conflict between their personal interests and the interest of the Company. In dealings with current or potential customers, suppliers, contractors or competitors, employees should act in the best interests of the Company to the exclusion of personal advantage.

Each employee shall make prompt and full disclosure in writing to line management of any situation which may involve a conflict of interest. This includes:

- Ownership by an employee, or a family member, of a significant financial interest in any outside enterprise which does or seeks to do business with, or is a competitor of the Company. (Real estate and mineral interests are particularly sensitive.)
- Serving as a director, officer, partner, consultant or in any other key role in any outside enterprise which does or seeks to do business with, or is a competitor of, the Company.
- Acting as a broker, finder or other intermediary for the benefit of a third party in transactions involving the Company or its interest.
- Any other arrangement or circumstance, including family or other personal relationships, which might dissuade the employee from acting in the best interest of the Company.

Protection and Use of Assets:

Proper protection and use of Company assets, including proprietary information, is a fundamental responsibility of each employee. Employees must comply with site security programs to safeguard physical property and other assets against unauthorized use or removal, as well as against loss by criminal act or breach of trust.

Internal Controls

The Company has established internal control standards and procedures to ensure that assets are protected and properly used and that records and reports are accurate and reliable. Employees share the responsibility for maintaining and complying with required internal controls.

Reporting Integrity

All Company financial reports, accounting records, research reports, sales reports, expense accounts, time sheets and other documents must accurately and clearly represent the relevant facts or the true nature of a transaction. Improper or fraudulent accounting, documentation or financial reporting are contrary to Company policy and may also be in violation of applicable laws. Intentional accounting misclassifications (e.g., cost versus capital) and improperly accelerating or deferring expenses or revenues would be examples of unacceptable reporting practices.

Electronic Information

Company data transmitted and/or stored electronically are assets requiring unique protection. Corporate standards for Electronic Information Security (ELIS) have been adopted and are available through line management. Each data user throughout the Company is responsible for compliance with the standards and related procedures.

DuPont has zero tolerance for violations of DuPont's core values and policies, including such things as sexual, racial or other types of harassment and discrimination and access to sexually-oriented and other inappropriate material. Inappropriate use of Company electronic communications resources, regardless of the medium, is considered serious misconduct and will be handled in a similar manner as any other violation of rules of conduct (Serious Acts of Misconduct). Isolated accidental access to inappropriate material does not constitute misconduct.

Privacy and Personal Information

DuPont has always held the responsible stewardship of personal information as part of its core value of Respect for People. Employees and agents of DuPont and its affiliates are expected to operate in a way that ensures the safeguarding of individually-identifiable personal information collected and used to conduct business operations and carry out personnel administration. The DuPont Global Information Privacy Policy and Program Fundamentals pamphlet are posted on Privacy Central (www2.lvs.dupont.com/privacy).

Travel and Entertainment

Travel and entertainment should be consistent with the needs of business. The Company's intent is that an employee neither lose nor gain financially as a result of business travel and entertainment. Employees are expected to spend the Company's money as carefully as they would their own.

Employees who approve travel and entertainment expense reports are responsible for the propriety and reasonableness of expenditures, for ensuring that expense reports are submitted promptly and that receipts and explanations properly support reported expenses.

Inside Information

Confidential Company information (including business strategies, pending contracts, unannounced products, exploration or research results, financial projections or customer lists, etc.) may not be given or released, without proper authority, to anyone not employed by the Company, or to an employee who has no need for such information.

Nonpublic information obtained as a consequence of Company employment (including information about customers, suppliers or competitors, real estate acquisitions, exploration or research activities, and proposed acquisitions or divestitures) may not be used for the personal profit of the employee or of anyone as a result of association with the employee. Use for personal profit includes taking advantage of such information by (a) trading or providing information for others to trade in securities of DuPont or any other company, or (b) acquiring a property interest of any kind, including real estate and oil and gas interest.

Trade Secret Laws and Competitive Intelligence

Increasingly, the Company's assets are found in its intellectual property, including trade secrets. Company policy is to protect such assets so as to maintain legal competitive advantage.

International law for the protection of trade secrets now includes provisions in NAFTA and GATT. Individual national laws vary greatly in this area. In the United States, most states provide for civil as well as criminal penalties for trade secret theft. In addition, a U.S. federal statute, the Economic Espionage Act of 1996, provides for criminal penalties against the theft of trade secrets.

To protect its own assets under these laws, the Company must maintain the economic value of its trade secrets by taking reasonable steps to maintain secrecy. While collecting data on our competitors, employees are to use legal, ethical resources to prevent the tainting of Company operations with the improper introduction of others' proprietary information. Substantial civil and criminal penalties against the Company and employees for misappropriation of the trade secrets are avoidable through compliance with Company guidelines available from DuPont Legal.

Political Contributions

Employees may not make any contribution of Company funds, property or services to any political party or committee or to any candidate for or holder of any office of any government. This policy does not preclude, where lawful, (a) the operation of a political action committee, (b) Company contributions to support or oppose public referenda or similar ballot issues, or (c) political contributions which have been reviewed in advance by members of Corporate management charged with responsibility in this area.

No direct or indirect pressure in any form is to be directed toward employees to make any political contribution or participate in the support of a political party or the political candidacy of any individual.

Valuing Individual Diversity

In the conduct of Company business, employees should respect the rights and cultural differences of individuals. It is the policy of the Company not to discriminate against any employee or applicant for employment because of age, race, religion, color, sex, disability, national origin, ancestry, marital status, sexual orientation or veteran status. Harassment of any type will not be tolerated.

Our Mission...

Du Pont is a diversified chemical, energy and specialty products company with a strong tradition of discovery. Our global businesses are constantly evolving and continually searching for new and better ways to use our human, technological and financial resources to improve the quality of life of people around the world.

The mission that drives us is ongoing and challenging...to increase the value of the company to customers, employees and shareholders by profitably providing beneficial products and services to worldwide markets.

In doing so, each of our businesses must deliver financial results superior to those of its leading competitors...for we consider ourselves successful only if we return to our shareholders a long-term financial reward comparable to the better performing, large industrial companies.

While much of our growth occurs through discovery and development of new products, energy resources and services, our success depends ultimately upon our total commitment to serving the needs of the marketplace. This requires that we work in full partnership with our customers...not only in understanding and meeting customer needs, but in anticipating their problems as well.

Above all, we recognize that the degree of our success is in direct proportion to the quality and dedication of our people.

To be more successful than our competitors, we must never be satisfied with the status quo...we must be calculated risk takers with a compulsive curiosity...the curiosity to seek the most innovative answers to the most complex problems...bringing better things for better living to the marketplace.

DU PONT

BETTER THINGS FOR BETTER LIVING

Our Principles...

A significant factor contributing to our success is adherence to a distinctive set of guiding principles and commonly shared values.

CUSTOMER ORIENTATION
We must focus our energies on customers and markets, constantly striving for excellence in understanding, anticipating and serving their needs faster and better than our competitors.

COMPETITIVE POSITION
We must serve those markets in which we can be the best...markets where our human, technological and financial strengths give us opportunities to establish and maintain leadership positions and achieve profitable growth. Further, we must be aggressive in both acquiring and divesting businesses to enhance those positions.

MANAGEMENT STYLE
We must manage our diverse businesses with organizational structures, systems and policies that enable them to excel in the markets they serve. In so doing, calculated risk taking must be encouraged to maximize returns, and barriers that inhibit achievement of full business and individual potential eliminated.

INDIVIDUAL OPPORTUNITY
We must treat each other fairly, with respect for individual dignity, while developing our talents and skills to their full potential to increase our contributions to the success of the businesses we serve. Our recognition, rewards and advancement must be based on the value of those contributions as we strive for continuous improvement in the quality of everything we do.

ETHICAL BEHAVIOR
We must conduct our business affairs with the highest ethical standards and work diligently to be a respected corporate citizen worldwide.

SAFETY
We must adhere to the highest standards for the safe operation of facilities and the protection of the environment, our people and customers, and the citizens of the communities in which we do business.

People Diversity



Awards and Recognition 2002



Honored for 14 years as one of the **100 Best Companies for Working Mothers** in the United States by *Working Mother* magazine and **Best in Class** for 2002, DuPont offers employees scheduling flexibility, job sharing, part-time scheduling and telecommuting options. Valuing the needs of employees and their families --- is a DuPont core value.

DuPont was named one of the **Top 20 Great Workplaces** in Korea in a survey conducted by the *Korea Economic Daily*, one of the country's major daily business newspapers, and Eltech Trust Management Institute. Treating people fairly and with respect is a DuPont core value.

DuPont Mexico was named one of **The Best Companies to Work for in Mexico** by *Expansion* magazine and the Great Place to Work Institute. Local and multinational companies were included in the review.

The September 2002 issue of *Diversity & Bar* magazine spotlighted DuPont for its efforts to be a model for corporate legal departments committed to creating diverse workplaces. The cover story discussed how the **DuPont Legal Model** has had a positive impact on the recruitment, hiring and retention of minorities and work within DuPont Legal and its primary law firms.

For the fifth consecutive year, DuPont has been named one of **The 50 Best Companies for Latinas to Work in the United States** by *LATINAStyle* magazine. The *LATINAStyle* 50 list is based on several factors, including the number of Latina executives at the company and the availability of benefit and support programs. The annual ranking is based on evaluations of more than 600 U.S. companies.

Recognized again with a national award for promoting equal opportunity in its workplace, the DuPont nylon plant in Oestringen, Germany received the **E-Quality Award.** Sponsored by the National Union of German Employers, it honors companies that have demonstrated a long-term, systematic effort to fostering diversity.

The DuPont site in Ulsan, Korea, was honored at the **2nd Man & Woman Equal Employment Session** for its efforts to ensure equitable opportunities for men and women in the workplace. DuPont was one of only nine companies in Korea to receive the award in 2002. The event was organized by the country's Ministry of Labor, the Korea Chamber of Commerce and *The Hankook Ilbo*, one of the country's leading newspapers.

Virginia Governor Mark Warner and the Virginia Hi-Tech Partnership recognized the DuPont Spruance site and its **Local/Historical Black Colleges and Universities internship program.** The internship program was created in 1997 and in its first four years provided internships to more than 50 students. Giving back to the communities where our employees live and work is part of the DuPont mission of sustainable growth.

DuPont efforts to promote **diversity in the workplace** were featured in a 16-page article in the Winter 2002 issues of *MAES (Minority American in Engineering and Science)* magazine. The cover story, entitled "DuPont: Winning the Talent Race," describes the company's commitment to attracting and retaining a diverse workforce comprised of top talent. Diversity is the catalyst that keeps our global company fresh, creative and growing.

DuPont was ranked one of the **top 50 U.S. companies to work for** in the National Society of Black Engineers' (NSBE) 13th Annual Employer Preference Survey.

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DuPont Daily News



DuPont Honored by National Association for Female Executives

February 21, 2003 — Group Vice Presidents Diane Gulyas and Ellen Kullman represented DuPont Wednesday night in New York City at a dinner given by the National Association for Female Executives honoring the "Top 30 Companies for Executive Women."


THE TOP
COMPANIES
FOR EXECUTIVE
WOMEN

Companies on the "Top 30" must demonstrate at least two women on the board, a steadily increasing number of women in senior management, programs that groom women for upper management, maternity/paternity leave, and flextime.

"I am here representing the talented women vice presidents of DuPont, the 9,300 professional women in the United States, and many more around the world," said Diane. "I would like to share some research from a recent *Harvard Business Review* article. Research shows that companies with the highest percentages of female executives delivered earnings 30 to 40 percent higher than other large firms in their industries. I am sure that this will come as no surprise to those of us here tonight!"

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Diversity Core Curriculum
DuPont provides a diversity core curriculum to increase awareness and sensitivity among individual employees and across teams. The courses are designed to support DuPont's core values, particularly as they relate to a respectful work environment. In addition, the curriculum helps managers and supervisors to ensure diversity of thought, inclusiveness and the individual contributions of each employee to maximize DuPont's competitive advantage. A partial list of key courses follows:

- A Matter Of Respect
- ExpectRespect (sm)
- Creating A Respectful Environment in the Workplace (CREW)
- A Workplace Of Difference
- Corporate & Individual Realities For Women
- Efficacy For Professionals Of Color
- Multicultural Awareness Workshop
- Multicultural Manager's Workshop
- Sexual Orientation In The Workplace
- Valuing Diversity Certification Program: Consultant Track
- Valuing Diversity Certification Program: Trainer Track
- Women & Men: Working Together As Colleagues
- Personal Safety Program: Manager's Workshop
- Personal Safety Program: Rape Prevention Workshop
- Personal Safety Program: A Right To Dignity - Understanding Battering

Mentoring As a Developmental Partnership
DuPont has over 30 mentoring programs across the company. They are designed to provide developmental opportunities that benefit both individuals and the company, to improve business and employee growth and contribution. Mentor and protégé gain valuable information, perspective, and guidance and thus the opportunity to grow personally and professionally.

The company is a "benchmark company" for its best practice in mentoring. Over 200 organizations have visited and benchmarked their programs against DuPont. What makes us an "industry benchmark company" is a set of proven criteria that focuses on including all employees and the support of their managers as an extension of our developmental process.

Diversity Networks
DuPont encourages participation in networks to foster dialogue and support among employees. There are more than 100 networks representing gender, ethnicity, disability and sexual orientation. Networks are initiated by employees and viewed as supportive to business goals and self-development. In addition, they provide a critical sounding board for policies and programs. Some of the networks are listed below:

- DuPont Asian Group (DPAG)
- DuPont Hispanic Network (HISNET)
- Bisexuals, Gays, Lesbians, Transgendered and Allies at DuPont (BGLAD)
- Corporate Black Employees Network (CBEN)
- DuPont Women's Network (DWN)

Supplier Diversity Program
DuPont established its Supplier Diversity Program in 1973. Through the program's support

DuPont established its Supplier Diversity Program in 1975. Through the program's support, DuPont purchases tens of thousands of goods and services annually to meet the needs of plant and office sites around the world. Doing business with minority/women-owned firms makes good business sense. DuPont believes that sustaining the economic development of minority/women-owned firms is not only good for the communities where they are located, but for the economy as a whole.

Annual Martin Luther King Celebration

DuPont hosts the annual Martin Luther King Celebration and Educational Convocation Program to celebrate the life and teachings of Dr. King. The Convocation is open to the public and is followed the next day with an event for DuPont employees. Both feature performances by a number of groups, including the DuPont Diversity Choir, and keynote speakers. The event also is webcast. Numerous DuPont sites hold celebrations on those days to honor Dr. King's legacy.

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Worldwide Diversity

United States

Our over 35,000 parent company employees reflect the diverse nature of the entire population with its various nationalities, ethnic origins, heritages and cultural traditions. The U.S. Region's diversity focus is to increase the representation of people of color and white women in professional and managerial positions, including upward mobility.

During the last five years, the results reflect an increase in the representation of people of color overall by 33%, to where we now have 16% in professional and managerial roles. With an overall increase of 24%, we now have white women in 21% of our professional and managerial roles. Efforts associated with upward mobility into business leadership positions reflect an increase for women and men of color from 8% to 12% and white women from 9% to 14%.


united states
Representation of People of Color & White Women
25
20
15
10
5
0
White Women
People of Color
1997
1998
1999
2000
2001
2002

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Worldwide Diversity

Asia Pacific

The diversity of our DuPont Asia Pacific organization, consisting of almost 7,000 employees, is reflected in the many countries, religions and languages that influence the multiculturalism of the region. The diversity of thought found among DuPonters in Korea, Thailand, Japan, Taiwan, China, Singapore, Malaysia, Philippines, Hong Kong SAR, Australia, New Zealand, India, Pakistan, Indonesia and Vietnam is key to business success. During the last five years, the diversity intent has been to increase the number of local employees in leadership positions. We have achieved a 32% overall improvement, to where we now have 82% of leadership positions occupied by Asia Pacific Nationals.


Locals in Leadership Positions
Asia Pacific
85%
80%
75%
70%
65%
60%
1997
1998
1999
2000
2001
2002

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Worldwide Diversity
- United States
- Asia Pacific
- Europe
- Mexico
- South America

Our Programs
Awards & Recognition
Our Communities

Worldwide Diversity

Europe/Russia/Middle East/Africa
The diversity of DuPont employees in this organization originates from the 30 countries where our business is conducted and is valuable in satisfying customer requests. The diversity intent for our 18,000 employees has focused on increasing the representation of women in professional and managerial roles. During the last five years, this region has seen their representation of women increase overall by 52%, to where we now have 20% women. Employee participation in flexible work practices has supported our diversity intent.


Women in Professional & Managerial Roles
europe
25%
20%
15%
10%
1997
1998
1999
2000
2001
2002

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Mexico
At DuPont Mexico where Spanish is the native language of our more than 1,500 employees, the diversity intent has been to increase the representation of women at office locations, distribution centers and manufacturing sites. During the last 5 years, Mexico has experienced an overall increase of 25%, to where we now have 27% women. DuPont Mexico has been recognized for their progress and their leadership in implementing worklife initiatives.


Representation of Women
30%
25%
20%
1997
1998
1999
2000
2001
2002

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South America

In DuPont South America our employees come from culturally diverse heritages. Our major locations are in Brazil and Argentina where Spanish and Portuguese comprise the languages used by over 3,000 employees when communicating with our customers and communities. During the last five years, South America focused their diversity intent on increasing repesentation of women in professional and managerial roles achieving a 25% overall improvement, to where we now have 36% women. South Americas implementation of flexible work practices has provided employees more assistance in balancing work/family responsibilities.


Women in Professional & Managerial Roles
40
35
30
25
20
15
10
5
0
1997
1998
1999
2000
2001
2002
South America

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DuPont Principles on Child and Forced Labor

Child and forced labor are pervasive problems throughout the world. Unfortunately, there are no effective international agreements that define the practice or create enforcement mechanisms against them. As a global employer and purchaser of services and goods, DuPont has an important role to play in these issues. To this end, DuPont has adopted the following Principles to reinforce its core value of treating all people with dignity and respect:

Principles

- The DuPont Company will not tolerate the use of child or forced labor in any of its global operations and facilities.

- We will not tolerate the exploitation of children, their engagement in unacceptably hazardous work, and the physical punishment, abuse, or involuntary servitude of any worker.

- We expect our suppliers and contractors with whom we do business to uphold the same standards. Should a pattern of violation of these Principles become known to DuPont and not be corrected, we shall discontinue the business relationship.

- For purposes of these Principles, a "child" is anyone who is less than 16 years of age.

- DuPont supports temporary workplace internship and apprenticeship education programs for younger persons as well as customary seasonal employment so long as such persons are closely supervised and their morals, safety, health, and compulsory education are not compromised in any way.

It is the responsibility of local management to implement and ensure compliance with these Principles at DuPont facilities in each region around the world. DuPont Sourcing has responsibility for ensuring the implementation and compliance with the Principles on a global basis by DuPont suppliers and contractors. The following Guidelines are provided to help in carrying out these responsibilities:

****

DuPont Guidelines on Child Labor

- **What is a "child"?**

  For purposes of these Principles, DuPont defines a "child" as anyone who is less than 16 years of age.

- **What if a particular country defines "child" as younger than 16?**

  Notwithstanding any national law or local regulation that permits a worker to be less than 16 years of age, for purposes of these Principles, DuPont defines such a person as a "child".

- **What if a particular country defines "child" as older than 16?**

  At sites and in locations where a national or local law or regulation provides for a minimum employment age greater than 16 years, or imposes additional restrictions in activities such as hazardous work, such laws and regulations must be observed.

- **What do DuPont global operations and facilities include?**

  It includes the DuPont Company, its worldwide subsidiaries and joint ventures.

- **What if the employment concerns hazardous work?**

  In the case of hazardous work, any person under the age of 18, must not be employed.

- **What is "hazardous work"?**

In determining work that is unsuitably dangerous for persons under the age of 18, consideration should be given to:

(1) Work which exposes them to the possibility of physical, psychological or sexual abuse;
(2) Work underground, under water, at dangerous heights or in confined spaces;
(3) Work with dangerous machinery, equipment and tools, or which involves the manual handling or transport of heavy loads;
(4) Work in an unhealthy environment which may, for example, expose them to hazardous substances, agents or processes, or to temperatures, noise levels, or vibrations damaging to their health;
(5) Work under particularly difficult conditions such as work for long hours or during the night or work where they are unreasonably confined to the premises of the employer.

- **Can you elaborate on temporary employment for younger persons?**

In accordance with our Principles, younger persons, as described above, may be employed under certain conditions. This employment should be documented and reviewed annually by local management under the following guidelines:

(1) The employment is a temporary internship, apprenticeship, or is a seasonal common and customary practice in the industry;
(2) The employment does not interfere with compulsory schooling;
(3) The young person is working with the permission of his or her parent or legal guardian;
(4) The employment does not violate any pertinent labor law or regulation;
(5) The employment will be directly supervised
(6) The young person's safety, health, and morals will be a primary concern;

The Vice President DuPont Sourcing may apply this Guideline for the temporary employment of younger persons by the suppliers and contractors of DuPont, and by the suppliers and contractors of DuPont's worldwide subsidiaries and joint ventures upon the same conditions.

- **What is a "younger person"?**

  For the limited purpose of internships and apprenticeship education programs, and for customary seasonal employment, a "younger person" is someone under the age of 16.

- **What is "customary seasonal employment"?**

  Customary seasonal employment is work traditionally performed by younger persons that is legal, does not conflict with schooling, and is of short duration. Examples of customary seasonal employment include mowing lawns, shoveling snow, detasseling corn, etc.

- **Is it necessary to document temporary employment of younger persons?**

  Yes. Local management is responsible for maintaining appropriate records to document that any such employment is consistent with our Principles and Guidelines. These records should be retained for at least one year after the cessation of employment. After this they are subject to the policies of the pertinent records retention program.

- **Who is responsible for verifying a worker's age?**

  It is the responsibility of local management and each supplier to verify the age of an applicant for any particular type of employment.

- **What is the best way to verify a worker's age?**

  Commonly accepted proofs of age include, but are not limited to, the following: a government-issued birth certificate with raised seal; a record of birth maintained in connection with religious practices, that is contemporary with the birth and shows the date of the birth event; or an official passport showing the age of the child when such record has been in existence for at least a year.

****

DuPont Guidelines on Forced Labor

****

- **What is "Forced Labor"?**

Forced labor is any and all work or service which is exacted from any person under the menace of any penalty for its non-performance and for which the worker does not offer him-, or herself voluntarily. Providing wages or other compensation to a worker does not necessarily indicate that that labor is not forced or compulsory.

- **What is DuPont's internal commitment on the issue of Forced Labor?**

The DuPont Company, together with its worldwide subsidiaries, affiliates, joint ventures or other associated entities, will not use Forced Labor in any of its operations anywhere in the world. This commitment also extends to the use of any factory or sub-vendors who make or assemble DuPont products.

- **What is DuPont's external commitment on the issue of Forced Labor?**

The DuPont Company will not purchase, rent, lease, borrow or otherwise use any products, goods, services, or raw materials anywhere in the world made or provided by a supplier who knowingly uses forced or involuntary prison labor.

- **Can you give us some examples of what Forced Labor is and what it is not?**

Forced Labor takes many insidious forms. Examples of Forced Labor include but are not limited to:

  - **Otherwise legal child or young person labor where the** child or young **person has no choice** about whether to work or not;
  - The work or **service of prisoners if** they are **hired out** or placed at the disposal of private individuals, companies, or associations involuntarily and **without supervision of** public **authorities**;
  - **Involuntary labor for development purposes** required by the authorities, including assistance in construction, agriculture, and other public works;

- **Work required** in order **to punish opinion** or expression of views ideologically opposed to the established political, social or economic system; and
- **Bonding** workers **through debt**.

Forced Labor does *not* include:

- **Compulsory military service** for persons over the age of 16 of a purely military character;
- Normal civic obligations such as **jury duty**;
- The work or **service of prisoners** resulting from a conviction in a court of law which is carried out **under** the **supervision** and control **of a public authority**;
- Work performed in **emergency situations** such as fire, flood, famine, earthquake, epidemic, or other circumstance that would endanger the well-being of the community as a whole;
- **Minor communal services** performed in the direct interest of the community; or
- **Mandatory** (sometimes called "forced") **overtime** that is understood to be part of the job description and that complies with pertinent laws and regulations.

****

Guidelines for Vendors, Contractors and Suppliers

****

- **What are we asking of our suppliers?**

  DuPont, together with its worldwide subsidiaries and joint ventures, requires that all of its global vendors, contractors, and suppliers of any product or raw material, wherever it originates, apply its Child Labor and Forced Labor Principles.

- **How will this be carried out?**

  All current and future goods or services supply contracts will be modified to contain the following clause:

Child Labor and Forced Labor Prohibition

"[Contractor] hereby certifies that it is fully aware of the prohibition regarding the employment of children under sixteen (16) years of age pursuant to the DuPont Child Labor Principles and on the prohibition on use of involuntary labor pursuant to the DuPont Forced Labor Principles (hereinafter referred to collectively as "DuPont Principles").

[Contractor] certifies that it does not currently employ, and will not in the future employ, directly or indirectly, or through any subcontractor, any child to perform work for DuPont who is under sixteen (16) years of age, or eighteen (18) years of age in the case of hazardous work, in any of its operations or activities in a manner contravening DuPont Principles or in violation of relevant laws and regulations. [Contractor] certifies that it, and its suppliers of goods and services, will not utilize persons under the age of sixteen (16), or eighteen (18) years of age for hazardous work, in contravention of the DuPont Principles or in violation of relevant laws and regulations.

[Contractor] certifies that the workers it uses, and will use, to produce and supply the goods and services offered are in all cases present voluntarily. [Contractor] certifies that it and its suppliers of goods and services will not knowingly utilize prison or forced labor as it is defined in the DuPont Principles.

[Contractor] understands that these certifications and undertakings are essential to this contract. [Contractor] agrees to indemnify DuPont and hold DuPont harmless with respect to any violation of relevant laws and regulations, or for any civil liability arising from the contravention of the DuPont Principles by [Contractor] or any of its suppliers of goods or services. [Contractor] also agrees that, in the event that DuPont determines that a violation or contravention of relevant laws or regulations or the DuPont Principles has occurred, DuPont shall notify [Contractor] and [Contractor] shall immediately remedy the violation or contravention. In the event that DuPont determines that [Contractor] has not remedied the violation or contravention and complied with the law and/or the DuPont Principles, then DuPont may terminate this contract immediately, and such termination shall be with cause."

EXHIBIT D

The Global Compact

Corporate Leadership in the World Economy

The Opportunity

Hundreds of companies have become participants in the Global Compact, which is rapidly evolving into the first global forum designed to address critical issues related to globalization.

Announced by United Nations Secretary-General Kofi Annan at the World Economic Forum in Davos, Switzerland, in January 1999, and formally launched at United Nations Headquarters in July 2000, the Compact calls on companies to embrace nine universal principles in the areas of human rights, labour standards and the environment. It brings companies together with United Nations organizations, international labour organizations, NGOs and other parties to foster partnerships and to build a more inclusive and equitable global marketplace. It aims, in the words of Secretary-General Kofi Annan, to contribute to the emergence of "shared values and principles, which give a human face to the global market."

The companies engaged in the Global Compact are diverse and represent different industries and geographic regions. But they have two features in common: they are all leaders; and they all aspire to manage global growth in a responsible manner that takes into consideration the interests and concerns of a broad spectrum of stakeholders – including employees, investors, customers, advocacy groups, business partners, and communities.

Corporate leaders participating in the Global Compact agree that globalization, which only a few years ago was seen by many as an inevitable and unstoppable economic trend, in fact is highly fragile and may have an uncertain future. Indeed, rising concerns about the effects of globalization on the developing world -- be they related to the concentration of economic power, income inequalities or societal disruption – suggest that, in its present form, globalization is not sustainable. The Global Compact was created to help organizations redefine their strategies and courses of action so that all people can share the benefits of globalization, not just a fortunate few.

The Global Compact is not a regulatory instrument, a legally binding code of conduct or a forum for policing management policies and practices. Nor is it a "safe-harbour" allowing companies to sign-on without demonstrating real involvement and results. The Compact is a voluntary initiative that seeks to provide a global framework to promote sustainable growth and good citizenship through committed and creative corporate leadership.

Why Companies Participate

Business leaders see many opportunities through engagement in the Global Compact.

These include:

- Demonstrating a position of leadership with regard to responsible citizenship
- Sharing experiences and learnings with like-minded companies and organizations

- n Building relationships with other companies, government bodies, Labour, NGOs and international organizations
- n Partnering with United Nations agencies, including the International Labour Organization, the Office of the High Commissioner for Human Rights, the United Nations Environmental Programme and the United Nations Development Programme
- n Maximizing business opportunities by broadening the corporate vision to include the social dimension and by implementing responsible management policies and practices
- n Participating in result-oriented Issue Dialogues related to the critical problems facing our world e.g. The Role of Business in Zones of Conflict (March 2001)

The Nine Principles of the Global Compact

The Global Compact asks companies to embrace, support and enact, within their sphere of influence, a set of core values in the areas of human rights, labour standards and the environment. This means that a company needs to bring about positive change only in those areas that are relevant to its business operations. The principles are as follows:

Human Rights

1. Businesses should support and respect the protection of internationally proclaimed human rights; and
2. make sure they are not complicit in human rights abuses.

Labour Standards

3. Businesses should uphold the freedom of association and the effective recognition of the right to collective bargaining;
4. the elimination of all forms of forced and compulsory labor;
5. the effective abolition of child labour; and
6. eliminate discrimination in respect of employment and occupation.

Environment

7. Businesses should support a precautionary approach to environmental challenges;
8. undertake initiatives to promote greater environmental responsibility; and
9. encourage the development and diffusion of environmentally friendly technologies.

How to Participate in the Global Compact

The Global Compact is not an exclusive club; it is an accessible forum that seeks wide participation from a diverse group of businesses and other organizations.

A company wishing to engage in the Global Compact can do so by sending a letter from the chief executive officer to the Secretary-General, expressing support for the Global Compact and commitment to take the following actions:

n Issue a clear statement of support for the Global Compact and its nine principles, and to publicly advocate the Global Compact.
This may include:
- Informing employees, shareholders, customers and suppliers
- Integrating the Global Compact and nine principles into the corporate development and training program
- Incorporating the Global Compact principles in the company's mission statement
- Including the Global Compact commitment in the company's Annual Report and other public documents
- Issuing press-releases to make the commitment public

n Provide, once a year, a concrete example of progress made or a lesson learned in implementing the principles, for posting on the Global Compact website.

This letter should be sent to:
Kofi Annan
Secretary-General
United Nations
New York, NY, 10017

In addition to these two basic actions, within the framework of the Global Compact, a company may wish to actively support the principles and broad United Nations goals by initiating and participating in projects in partnership with the United Nations.

Measuring the Success of the Global Compact

The success of the Global Compact will be measured by how effectively it provokes change and stimulates action. Companies must begin to do things differently, and produce tangible results. To achieve this, the Global Compact is pursuing the following goals:

n Make the nine principles part of the strategic vision and operating practices of companies everywhere. By 2002, 100 major multinationals and 1,000 other companies across the world's regions will be engaged in the Global Compact.

n Provide an interactive and action-oriented learning resource, based on the experience of hundreds of companies to showcase what works and what doesn't - fully operational in 2001.

n Conduct at least one major Issue Dialogue a year that addresses a critical problem where business in partnership with NGOs and other relevant stakeholders can produce recommendations leading to meaningful change.

n Ensure that business, United Nations agencies, Labour, NGOs, government, and community groups work in partnership to develop and execute projects that further the principles, and are of particular benefit to those most in need.

The Global Compact in Action

Under the leadership of the UN Secretary-General, the Global Compact encourages learning, dialogue, compact initiatives, and country outreach:

- n The Global Compact Learning Forum--working to identify and disseminate lessons learned in the effort to translate general principles into concrete management practices and real internal change.
- n Policy Dialogues--providing a platform for diverse stake-holders to engage in substantive dialogue and develop practical action plans in response to the key challenges of globalization.
- n Compact Initiatives--promoting specific company and partnership initiatives to advance the nine core principles of the Global Compact and the widely accepted goals of the United Nations.
- n Country Outreach --extending the scope and breadth of the Global Compact internationally, and engaging new actors and stake-holders throughout the world.

The Global Compact Learning Forum-Translating Principles into Practical Action

Each year companies are asked to share an example of a concrete action or set of actions undertaken to apply at least one of the nine GC principles within its corporate domain. These examples will form the basis of a learning bank describing factors for success, and the causes of failure, in the effort to advance the Compact's founding principles. The Learning Forum aspires to help companies learn directly from one another, and also from the commentary provided by labour groups, civil society organizations, and the academic and public policy communities. The University of Warwick Business School in the United Kingdom, and other leading academic institutions from both North and South are supporting the Global Compact Office in the development and launch of the Learning Forum.

It is anticipated that the case-studies of the Learning Forum will enable sharing and learning by:

- n Providing illustrative examples of both successful and ineffectual strategies to promote corporate citizenship.
- n Developing an information base of practices to advance the nine principles of the Global Compact.
- n Enabling business, governments and civil society to cooperate and form alliances for collective action in support of the Compact's principles.

Policy Dialogues – Finding Solutions Together

The Global Compact Office organizes annual policy dialogues on the contemporary challenges of globalization, providing a platform for the exchange of views and substantive discourse. The policy dialogues encourage action networks between labour and civil society organizations in pursuit of innovative solutions to complex problems.

The 2001 dialogue is exploring The Role of the Private Sector in Zones of Conflict. Participants in this inquiry are exploring how the rule of law and respect for human rights may serve as a foundation for a stable and constructive relationship between business and society. Among the subjects being explored are the role of collective action in breaking patterns of corruption; measures to enhance transparency; capacity building to create a culture of peace; and the elaboration of analytical tools to better understand the impact of business in conflict situations.

Next year's dialogue will review practical experiences dealing with sustainability issues, in support of the World Summit on Sustainable Development in Johannesburg.

Participation in dialogues is optional.

Compact Initiatives– Principles In Action

The Global Compact encourages individual companies to develop policies, business practices, and targeted initiatives consistent with the Compact's core principles. The Compact also encourages companies to act in partnership with other actors on broader issues of corporate responsibility, particularly those that benefit developing countries.

Partnership projects emphasize activities companies undertake as outreach to their communities and society in general. These initiatives are conducted in partnership with other organizations - including the UN, civil society, labor, and national and international aid agencies. The objective of these activities is to harness the energy, expertise, and resources of the private sector to help achieve broadly accepted UN goals.

Global Compact participants are already undertaking dozens of partnership projects in diverse issue areas, including investment; micro-credit; international labour accords; the reduction of carbon dioxide emissions; HIV/AIDS; and programs to expand basic education in local communities.

Participation in development projects is optional.

Country Outreach - Making the Global Compact Relevant Everywhere

The Global Compact Office is currently engaged in a comprehensive outreach programme to extend the breadth and scope of its activities world-wide. We are working with the business community in many developing countries, both at the local and international levels, to adapt the Global Compact Principles to local cultures and specific countries. Outreach efforts have engaged business leaders in Brazil, Ghana, China, India, Indonesia, South Africa, Mexico, Poland, Zambia, Malaysia, Nigeria,

Tunisia, Chile, Jordan, Guyana, and a number of other countries. By the end of 2001 the Global Compact will have launched outreach efforts in every region of the world.

Contact Information

For Further information, please visit:
www.unglobalcompact.org

or contact:
Global Compact
Executive Office of the Secretary- General

E-Mail: globalcompact@un.org

Phone:

Georg Kell	++ 1 212 963 1490
Denise O'Brien	++ 1 212 963 4890
Fred Dubee	++ 1 212 963 6189
Susana Weyer	++ 1 212 963 0268
Melissa Powell	++ 1 212 963 0566

PACE

January 27, 2004

RECEIVED
2004 JAN 29 AM 11:13
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Paper, Allied-Industrial, Chemical & Energy Workers International Union
AFL-CIO, CLC

Boyd Young
International President

James H. Dunn
Secretary/Treasurer

P.O. Box 1475
Nashville,
Tennessee 37202

phone:
615.834.8590

Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Request by E. I. du Pont de Nemours and Company to omit a shareholder proposal submitted by Paper, Allied-Industrial, Chemical, and Energy Workers International Union

Dear Sir/Madam:

We are writing in response to the December 30, 2003 letter (the "Letter") from E. I. du Pont de Nemours and Company (the "Company"). That letter states the Company's intention to omit from its proxy materials the non-binding shareholder proposal (the "Proposal") submitted by the Paper, Allied-Industrial, Chemical, and Energy Workers International Union (the "Proponent"), which urges the Board of Directors to adopt and implement an enforceable company-wide human rights policy based on the International Labor Organization's Declaration on Fundamental Principles and Rights at Work ("ILO Declaration"). For the reasons set forth below, the Proponent respectfully asks the Division to deny the relief the Company seeks.

As grounds for exclusion the Company relies on Rule 14a-8(i)(3) and Rule 14a-9, dealing with false and misleading statements; Rule 14a-8(i)(7), which applies to matters pertaining to the "ordinary business" of a company; and Rule 14a-8(i)(10), which applies to proposals that have been substantially implemented by the Company. We address each objection in turn below. Although the Proponent believes that the Company's arguments are in the main without merit, the Proponent does not object to making any necessary clarifications or amplifications to the Proposal to address Rule 14a-9 concerns.

1. <u>Rule 14a-8(i)(3) and Rule 14a-9: Vague, Indefinite and Misleading</u>

   A. <u>The Proposal Does Not Contain Materially False and Misleading Statements or Implications Regarding Human Rights Violations</u>

There is no merit to the Company's argument that the Proposal includes materially false and misleading statements about human rights violations at the Company, thereby justifying exclusion under Rule 14a-8(i)(3) and Rule 14a-9. In particular, the Company erroneously complains that an article referenced in the <u>Proposal</u>, published in the February 23, 2000 issue of <u>Chemical Week</u>, "did not involve either human rights violations or litigation." As the Company itself acknowledges, however, the article referenced settlement with a federal agency of a legal matter involving compliance with federal non-discrimination-in-employment requirements. The Company's Letter explains that an audit by the OFCCP, the federal agency responsible for policing the EEO obligations of federal contractors such as DuPont, "found that a written pre-entry test had an unintended adverse impact on the hiring of women for certain entry level jobs at DuPont's Waynesboro facility."

First, the Proponent submits that the legal matter referenced in the article does in fact fall within the scope of the "human rights" policy advocated in the Proposal. It is a well established principle of federal EEO law that use of an ostensibly "neutral" test or other selection criterion that has an adverse impact on a protected class of applicants, such as female applicants, constitutes prohibited sex discrimination. The term "human rights" as used in the Proposal is commonly understood to encompass freedom from discrimination based on a person's sex. For example, the most well-known document outlining human rights, the United Nations' Universal Declaration of Human Rights (the "Universal Declaration"), explicitly provides in Article 2 that the right to be free from sex discrimination is a fundamental human right: "Everyone is entitled to all the rights and freedoms set forth in this Declaration, without distinction of any kind, such as race, colour, sex, language, religion, political or other opinion, national or social origin, property, birth or other status." (See *http://www.un.org/Overview/rights.html*)

Second, the Proponent submits that it is not at all misleading for the Supporting Statement to refer to the expensive settlement of this one sex discrimination claim in connection with the wholly accurate assertion that "association with workplace human rights violations could expose DuPont to costly and time-consuming litigation." As the Proponent's Statement truthfully reports, resolving even this one alleged instance of sex discrimination without litigation has already cost the Company over $434,000 in payments to 31 victims (without even mentioning any associated legal expenses). Thus, this reference logically and persuasively bolsters the Proponent's point that actual litigation of workplace claims can be costly and time-consuming. Nonetheless, if the Staff deems further clarification necessary, the Proponent would willingly revise the disputed first sentence of the fourth paragraph of the Supporting Statement to read: ". . . an association with workplace human rights violations could expose DuPont to costly and time-consuming litigation *or administrative proceedings*" [new wording in italics].

The Company further argues that the Proposal "impugns DuPont's reputation with a direct implication that DuPont not only tolerates, but actually engages in, human rights violations." As noted above, workplace discrimination such as referenced in the Supporting Statement does in fact fall within the ambit of human rights violations. But in any event, the Proposal could not be clearer in its focus on the *potential reputational harm and ensuing potential financial damage from potential association with workplace human rights violations.*

Finally, the Rules provide no legal justification for excluding the Proposal based on the Company's argument that publication of the Proposal in the Company's proxy material is likely to cause DuPont competitive harm by adversely affecting its ability to attract highly qualified potential employees in the future. That contention, in any event, is contrary to fact. The Proposal clearly articulates the overall benefits for the Company from adopting and implementing an enforceable workplace human rights policy based on the ILO Declaration. In the Proponent's view, and as other enlightened firms have recognized, such a policy would help bolster DuPont's integrity and increase its reputation in the capital markets, while enhancing the Company's attractiveness to highly qualified potential employees in the future.

B. The Proposal's Provisions Are Not in Conflict with Each Other, and the Key Component of the Resolution Is Not Vague and Indefinite

The Company erroneously asserts that the Proposal is vague, indefinite and misleading because shareholders will not know the full extent of what the Proposal requires. In particular, there is no merit to the Company's argument that it is not clear whether the Proponent's resolution is limited to four principles outlined in the proposal, or "whether the intent is that the Company adopt additional policies derived from all 180 ILO Conventions."

The Proponent submits that the Proposal is very clear in its focus on the International Labor Organization's Declaration on Fundamental Principles and Rights at Work (the "ILO Declaration"), and in particular on those Fundamental Conventions that speak to the principles listed in the resolution (which relate to the four principles under which the ILO has grouped its Fundamental Conventions). Although it is true that the ILO has adopted 180 Conventions, the ILO Governing Body decided that eight Conventions should be considered *fundamental* to the rights of human beings at work, the so-called Fundamental ILO Conventions. (See http://www.ilo.org/public/english/standards/norm/whatare/fundam/index.htm) The ILO has organized those Fundamental Conventions under four principles:

Freedom of association
- Freedom of Association and Protection of the Right to Organize Convention, 1948 (No. 87)
- Right to Organize and Collective Bargaining Convention, 1949 (No. 98)

The abolition of forced labour
- Forced Labour Convention, 1930 (No. 29)
- Abolition of Forced Labour Convention, 1957 (No. 105)

Equality
- Discrimination (Employment and Occupation) Convention, 1958 (No. 111)
- Equal Remuneration Convention, 1951 (No. 100)

The elimination of child labour
- Minimum Age Convention, 1973 (No. 138)
- Worst Forms of Child Labour Convention, 1999 (No. 182)

In 1998, the government, employer and worker representatives meeting at the International Labour Conference adopted the ILO Declaration, which covers the same four areas: freedom of association and the right to collective bargaining; the elimination of forced and compulsory labor; the abolition of child labor; and the elimination of discrimination in the workplace.

By asking the Company's Board of Directors to adopt and implement an enforceable company-wide human rights policy based on the ILO Declaration, by structuring the resolution based on the ILO Declaration's four principles, and by specifically referencing the numbered Fundamental Conventions, the Proponent provided adequate guidance to shareholders about the issues to be voted on.

The Company also misreads the last paragraph of the Supporting Statement and wrongly interprets the word "comprehensive" to encompass more than the eight Fundamental Conventions of the ILO Declaration. The fifth paragraph of the Supporting Statement clearly talks about a policy based on the ILO Declaration. For this reason, in the Proponent's view, a "comprehensive policy based on the ILO Declaration" can only mean a policy that includes *all of the eight Conventions specified in the ILO Declaration* and not a subset of them. Nonetheless, the Proponent is willing to further clarify the meaning of the word "comprehensive" in the fifth paragraph of the Supporting Statement, if the Staff deems it necessary.

The Company is equally off base in arguing that the "ILO Conventions are designed and drafted to be adopted by governments, not by manufacturing companies;" that it "will be forced to make numerous subjective interpretations of all the ILO Conventions in its attempt to apply them in an industrial company;" and that "no two shareholders would have the same understanding as to the scope and breath of the human rights policy that might finally be adopted and implemented." Here again, the Company unreasonably misinterprets the Proposal. The Proposal is very clear in that it does not ask the Company to adopt the ILO Conventions themselves. While the ILO Conventions were drafted for adoption by nations, the Proposal urges the Company's Board of Directors to adopt and implement a Companywide policy "based on" the ILO Declaration's four clearly outlined principles. By asking the Board of Directors to adopt and implement a policy based on the ILO Declaration, the Proposal intentionally and reasonably allows the Board and the Company the flexibility they may need in developing such a policy suited to the Company's own circumstances. The Proponent believes, therefore, that the Proposal's "based on" formulation, followed by the enumeration of four specific areas, accompanied by citation to specific ILO Convention numbers, and then rounded out with a supporting statement identifying the areas of concern, provide adequate information to the Proponent's fellow shareholders about the scope and the breath of such a policy.

The Company further takes issue with the phrase "prepare a report ... concerning the implementation of this policy," arguing that this phrase is vague and indefinite. The Company then misinterprets other parts of the Proposal and the Supporting Statement that it believes "indicate that the Proponent really seeks adoption of a report concerning enforcement of the policy." The Proponent submits that the Proposal is sufficiently clear in that it begins by urging the Board of Directors "to adopt and implement an enforceable company-wide human rights policy based on [the ILO Declaration]," and ends with a provision urging the Board "to prepare a report at reasonable cost to shareholders concerning implementation of this policy." The phrase "concerning implementation of this policy" at the end of the Proposals clearly refers to the adoption and implementation of "an enforceable company-wide human rights policy" at the beginning of the proposal. A shareholder would, therefore, have no difficulty in understanding the Proposal.

Nonetheless, the Company argues that the Proposal is vague and indefinite in calling for a report because it "makes no attempt to define, or even outline, the scope of a report." The Company further complains that the proposal "gives no guidance to the Company as to what the shareholders might be willing to accept." The answer to these assertions is that the Proposal is worded in this way because the Proponent does not intend to constrict the Company's Board of Directors or the Company itself in how they may choose to fashion a report concerning implementation of the enforceable human rights policy. Instead, the Proposal provides the Company the flexibility to deal with all the questions it raised in its objection and to report in a manner tailored to the Company's circumstances.

2. <u>Rule 14a-8(i)(7): Ordinary Business Operations</u>

The Company argues that the Proposal should be omitted because it deals with a matter relating to the company's ordinary business operations. The Company's arguments track the objections made in 2002 when the Company sought to exclude a proposal concerned with the adoption of a workplace code of conduct based upon ILO Conventions (*E. I. du Pont de Nemours and Company*, available March 11, 2002). In that prior case, the Staff was unable to concur in the Company's view that the Company may exclude the proposal under Rule 14a-8(i)(7).

In addition to its recycled 2002 objections, the Company complains that "adoption of the ILO Conventions would place the Company at odds with the laws and customs of the Peoples Republic of China." Regarding objections based on alleged conflict with foreign laws, SEC Staff Legal Bulletin 14 notes that companies "should provide a supporting opinion of counsel when the reasons for exclusion are based on matters of state or foreign law. In determining how much weight to afford these opinions, one factor we consider is whether counsel is licensed to practice law in the jurisdiction where the law is at issue." To our knowledge, the Company has not provided any legal opinion from counsel licensed to practice in the Peoples Republic of China.

In addition, in *Marriott International, Inc.* (available March 19, 2002), exactly the same argument was advanced regarding a shareholder proposal similar to the PACE Proposal at issue here. The Staff rejected Marriott's arguments in that case and should follow the same course here.

3. <u>Rule 14a-8(i)(10): Substantially Implemented</u>

The Company argues that it may omit the proposal because it has already substantially implemented the proposal, citing its Mission and Principles and a Business Conduct Guide, as well as the endorsement of the Global Company. Here, again, the Company reiterates unsuccessful arguments made in 2002 when it tried to exclude a proposal concerned with the adoption of a workplace code of conduct based upon ILO Conventions (*E. I. du Pont de Nemours and Company*, available March 11, 2002). In that prior case, the Staff was unable to concur in the Company's view that the Company may exclude the proposal under Rule 14a-8(i)(10).

In addition to the baseless arguments made in 2002, the Company contends that it has substantially implemented the objectives of the Proposal through its adoption and publication of Principles on Child and Forced Labor and its participation in the Global Reporting Initiative (GRI). Although the documents provided by the Company do endorse and adopt certain worthy principles, those documents fail to establish that the Company has "substantially implemented" the Proposal. While the Principles on Child and Forced Labor address some of the principles in the Proposal, other principles encompassed by the Proposal are not addressed at all. For example, there is no reference to the first point in the Proposal, involving the right to form and join trade unions and to bargain collectively.

The Company also says that it supports the Global Reporting Initiative (GRI). While the Company publishes very specific data on a range of issues in *DuPont Economic, Environmental and Social Performance Data In the Global Reporting Initiative Format*, December 2003 (the "GRI Report"), the Company is unspecific in many areas addressed by the Proposal. For example, under the topic "Policies related to human rights related to facilities," the Company's GRI Report says: "There is not a specific policy on human rights; however, the Business Conduct Guide says: 'In the conduct of Company Business, employees should respect the rights and cultural differences of individuals.'" Under the heading "Policies on how human rights performance is monitored," the GRI Report says "information not consolidated for the corporation." *See* www1.dupont.com/dupontglobal/corp/documents/US/en US/news/publications/dupprogress/gri.pdf, page 41

More generally, the Company's response misses the heart of the Proposal, which is to generate a single policy document that explicitly and in one place commits the Company to the enumerated principles, and to provide a report concerning implementation of this policy. The resolution is thus similar to other proposals that the Staff has viewed as appropriate for shareholder action, such as the Sullivan Principles, CERES Principles and McBride Principles, which the Staff deemed appropriate for inclusion regardless of whether a company has an existing policy or code of conduct in place.

We note that the Staff denied relief under Rule 14a-8(i)(10) in *Oracle Corp.* (available August 15, 2000), where Oracle argued against a proposal to adopt a similar set of human rights principles. Oracle unsuccessfully argued that it already had in place its own code and a separate employee handbook, which (along with laws to which Oracle was subject) "sufficiently address the concerns of the Principles." (Inquiry Letter 1, par. 2). *PPG Industries* (available January 22, 2001) is a similar example. There, as here, the Proponent cited specific elements of the resolution that were not addressed in the company's documentation, and the Staff denied no-action relief. The Proponent asks the Staff to follow the same approach here.

<u>Conclusion</u>

In conclusion, the Company should not be permitted to exclude the Proposal under Rule 14a-8(i)(3), Rule 14a-8(i)(7), or Rule 14a-8(i)(10). Should you have any questions, please do not hesitate to call Shawn Gilchrist at 615.831.6723.

Sincerely,

James H. Dunn

c: E. I. DuPont de Nemours and Company

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 11, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: E.I. du Pont de Nemours and Company
Incoming letter dated December 30, 2003

The proposal urges the board of directors to adopt and implement an enforceable company-wide human rights policy based upon the International Labor Organization's conventions, including the four principles set forth in the proposal, and prepare a report concerning implementation of the policy.

We are unable to concur in your view that DuPont may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that DuPont may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that DuPont may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that DuPont may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

We are unable to concur in your view that DuPont may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that DuPont may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

John J. Mahon
Attorney-Advisor